SOCIETE GENERALE
Corporate & Investment Banking

08002394

RECEIVED

2008 MAY -7 P 12:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

By Priority Mail

May 5, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 12 2008
THOMSON REUTERS

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, April 28, 2008 - Société Générale Securities Services completes the migration of €75 billion in assets under custody from Pioneer Investment funds in Luxembourg;

2. Press Release, April 23, 2008 - Société Générale and Indiabulls sign a final agreement for the creation of a life insurance joint venture in India;

3. Press Release, April 21, 2008 - Société Générale Index launches SGI Global Carbon, a new equity index based on stocks with the lowest carbon intensity;

4. Press Release, April 17, 2008 - Separation of the functions of Chairman and Chief Executive Officer;

5. Press Release, April 14, 2008 - SG Private Banking launches Osaka office;

6. Press Release, April 9, 2008 - SG Private Banking creates a global Wealth Planning and Fiduciary Services division;

7. Press Release, April 3, 2008 - SG CIB's Fixed Income Currencies & Commodities division is reorganized;

5/8

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

8. Press Release, April 3, 2008 - The Société Générale Charitable Foundation and CARE form a partnership for international projects;

9. Press Release, April 1, 2008 - Société Générale completes the acquisition of the Capitalia securities services business from UniCredit;

10. Press Release, March 26, 2008 - Société Générale and Orbeo launch the "SGI - Orbeo Carbon Credit Index;"

11. Press Release, March 21, 2008 – Société Générale acknowledges lawsuits filed against Société Générale in the United States by purchasers of Société Générale's American Depository Receipts;

12. Press Release, March 21, 2008 - Société Générale Consumer Finance sets up operations in Serbia;

13. Press Release, March 19, 2008 - Jean-François Gautier and Jean-Louis Mattei join the Executive Committee of Société Générale Group;

14. Press Release, March 19, 2008 - New appointment and mandate renewal of directors proposed for Société Générale's board of directors;

15. Press Release, March 18, 2008 - SGAM's joint venture in China obtains one of the first separate account licenses;

16. Press Release, March 17, 2008 - Frédéric Oudea named Deputy Chief Executive Officer of Société Générale Group;

17. Press Release, March 3, 2008 - SG Private Banking completes the acquisition of Canadian Wealth Management;

18. Press Release, February 21, 2008 – Société Générale announces its 2007 results;

19. Press Release, February 20, 2008 - Société Générale releases Progress Report of the Special Committee of the Board of Directors;

20. Press Release, February 13, 2008 - Société Générale finalizes acquisition of a majority stake in Rosbank;

21. Press Release, February 12, 2008 - Société Générale announces agreement to acquire the former Capitalia securities services business from UniCredit;

SOCIETE GENERALE
Corporate & Investment Banking

22. Press Release, February 5, 2008 - Société Générale Corporate & Investment Banking announces appointments in its Global Equities and Derivatives Solutions Division; and

23. Press Release, February 3, 2008 - A summary of Société Générale's position in the "Sentier 2" affair.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SOCIETE GENERALE
Securities Services

Press release

Paris, 28 April 2008

Société Générale Securities Services completes the migration of €75 billion in assets under custody from Pioneer

Société Générale Securities Services (SGSS) has completed the migration of Pioneer Investments funds in Luxembourg representing €75 billion* of assets under custody. The transfer of 136 UCITs and 626 share classes ranks SGSS among the leading providers of securities services in Luxembourg.

The deal with Pioneer involved the transfer of custody, clearing and settlement, depositary bank, fund administration and OTC pricing services. Today, SGSS provides this whole range of services to Pioneer in Italy, Luxembourg, Ireland and Germany.

This migration marks the end of a project that was initiated at SGSS almost two years ago. During this period, SGSS mobilised teams in several locations and recruited 150 new staff in order to deliver the highest level of service.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,583* billion in assets under custody. Société Générale Securities Services provides custody & trustee services for 2,934 funds* and the valuation of 5,055* funds representing assets under administration of around €444* billion. Société Générale Securities Services also ranks among the European leaders in stock option management.

Société Générale Securities Services is present on the main financial marketplaces and employs over 4000 people.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the six business lines of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking), execution and clearing of listed derivative products (Newedge) and direct banking (Boursorama).

**figures at end December 2007*
www.sg-securities-services.com

SOCIETE GENERALE
Insurance

Press Release

Paris, 23 April, 2008

Société Générale and Indiabulls sign the final agreement for the creation of a life insurance joint venture in India

Société Générale and Indiabulls Financial Services Limited (IBFSL), one of India's largest financial services companies, have signed the final agreement aimed at creating a life insurance joint venture in India.

The new company, "Indiabulls Société Générale Insurance Co Ltd" will have access to an initial capital equivalent of 50 million euros, held by Sogécap (26%) and by IBFSL (74%).The development plan of the new entity has been finalized and builds on the respective know-how of the two companies: for Indiabulls, the distribution of financial products through its network covering the whole Indian territory; for Société Générale Insurance, the creation, pricing and development of innovative products.

Indiabulls, a non-banking financial company, has obtained the agreement of the Reserve Bank of India for the creation of this joint venture. Other regulatory approvals by the Indian Insurance Regulator are pending. The new entity aims to be operational at the end of 2008.

Established in India since 1978, Société Générale Group is present in Corporate and Investment Banking, Asset Management, Security Services, BPO, Car Fleet Financing and Servicing, Private Banking and Consumer Finance.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Insurance
Société Générale Insurance, which includes all Sogecap's international business, is active in the four areas of activity, credit life insurance, individual protection, saving and pension fund products. It is also present in twelve countries: Morocco, Germany ,Luxemburg, Greece, Portugal, Czech Republic, Bulgaria, Romania, Egypt, Lebanon, Russia and with a representative office in China.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

Sogécap
Sogécap is the life insurance and self-funded pensions company belonging to the Société Générale Group. It is the sixth largest Life company in France, and fourth largest bank insurance company with 6,8 million contracts to its name. In 2007, the Sogecap Group generated a turnover of 8,9 billion. Managed assets stood at more than 60 billion at the end of 2007.
www.sogecap.com

Indiabulls Financial Services Limited (IBFSL)
IBFSL along with its subsidiaries and associate companies operates as a diversified non-banking financial services provider. It has a pan India presence having more than 600 Offices in 208 cities across India and a client base of more than 700,000. IBFSL is listed on the National Stock Exchange of India and on the Bombay Stock Exchange. IBFSL ranks among the select group of companies that constitute Morgan Stanley India Index as well as CLSA's model portfolio for Asia.
As part of the financial business, IBFSL offers a range of loan products, securities brokerage, depository services, and insurance and financial products distribution.

SOCIETE GENERALE

CENTRE INFO
SUSTAINABLE INVESTMENT CONSULTING

Press Release

Paris, London 21 April 2008

Société Générale Index launches *SGI Global Carbon*, a new equity index based on stocks with the lowest carbon intensity

Société Générale Index (SGI) has launched SGI Global Carbon, an equity index offering exposure to stocks that exhibit the lowest carbon intensity amongst the worldwide Industrial, Utilities, Energy, Capital Goods and Materials sectors.

According to research by Société Générale Corporate & Investment Banking, there is a growing interest from investors who wish to capitalize on low carbon-intensive companies that are better positioned to contend with new regulations and technologies tackling climate change. The SGI Global Carbon Index provides a unique benchmark for investors seeking to combine equity allocation in industrial sectors with low carbon exposure.

Part of SGI's β-research range, the index is invested mainly in North America, Europe and Asia. It offers a selection of 30 low-carbon intensive stocks, from an initial coverage of more than 1,500 companies.

The selection of stocks is carried out by a model jointly developed by Centre Info, a leading sustainable investment consulting and rating firm, and the Socially Responsible Investment (SRI) equity research team of Société Générale Corporate & Investment Banking.

The selection process identifies companies with a very low level of carbon emissions, from the supply chain to production to product use, as well as limited exposure to carbon costs driven by emerging regulations and technological changes.

The SGI indices can be replicated using tracker funds such as exchange traded funds (ETFs) and through Société Générale certificates. Investments can also be made using structured products.

The index is calculated and published on a daily basis by Standard & Poor's, a division of the McGraw-Hill Companies, Inc.

Bloomberg code: SGIX. For more information, visit www.sgindex.com.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

SOCIETE GENERALE

About SGI
Société Générale Index (SGI) is a new generation of indices designed to provide investors with unique investment solutions.

The indices draw notably on the strength of the bank's equity derivatives activities, in which Société Générale is world market leader. Compared with more traditional indices, SGI aims to provide both systematic strategy indices and thematic indices offering access to new asset classes:

- The **α-research** indices are **discretionary and/or quantitative indices** based on Société Générale's own research. Their objective is to outperform traditional reference indices.
- The **β-research** indices aim to **reflect high potential investment universes that are difficult to access** via traditional indices.

The SGI indices can be replicated using tracker funds such as exchange traded funds (ETFs) and through Société Générale certificates. Investments can also be made using structured products. SGI has developed partnerships with leading calculation agents. For example, the integrity and independence of several SGI valuations is maintained by daily calculation from Standard & Poor's.

About Centre Info
Founded in 1990, Centre Info is the first European research and consultancy firm entirely devoted to environmental, social and governance (ESG) issues. Centre Info is an independent company based in Switzerland supported by an experienced ESG research analysts' team and by strategic partnerships with ESG research partners around the world.
Centre Info offers solutions to socially-responsible and mainstream investors who whish to integrate ESG issues into their investment processes.

- Asset managers' solutions: wide range of solutions for the design of socially responsible investment funds, indexes and portfolios.
- Financial analysts' solutions: tools for the integration of ESG considerations in their financial analysis.
- Pension funds' solutions: ESG portfolio monitoring, assessment and alert service.
www.centreinfo.ch

Press contact:

Société Générale Corporate & Investment Banking

Russell Gerry +44 20 7676 6801
russell.gerry@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE

Press Release

Paris, 17 April 2008

Dissociation of the functions of Chairman and Chief Executive Officer

Following the successful capital increase, and in view to adapt the Group's governance, the Board of Directors, on Daniel Bouton's proposal, has decided to proceed with the dissociation of the functions of Chairman and Chief Executive Officer, in accordance with the Company's by-laws, during its meeting of May 12th. The Board will appoint Daniel Bouton as Chairman and Frédéric Oudéa as Chief Executive Officer. Frédéric Oudéa has informed the Board he will propose on May 12th that Philippe Citerne and Didier Alix be confirmed in their functions as Co-Chief Executive Officers.

Philippe Citerne has proposed to the Board not to renew his Board Director mandate as initially submitted for approval by the General Meeting of Shareholders on 27 May 2008. The Board has decided to accept this proposal and to increase the proportion of independent Board members by asking shareholders to appoint a new independent Board member.

The Board of Directors of May 12th will also approve the first quarter 2008 earnings, which will reflect the sustained confidence of our clients, the Group's resilience and once again the benefits derived from a balanced portfolio of activities in a difficult environment.

Daniel Bouton, Chief Executive Officer of Société Générale since 1993 and Chairman & CEO since November 1997. Frédéric Oudéa joined Société Générale London in 1995. He subsequently worked within the equities department in Paris and was appointed Chief Financial Officer in 2003.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 729,088,551.25
552 120 222 RCS PARIS

SG
Private Banking

Press Release

Paris, 14 April 2008

SG Private Banking launches Osaka office

SG Private Banking, the wealth management arm of Société Générale Group, today announces the opening of an office in Osaka, from which it will deliver wealth management services to high net worth individuals in Western Japan. Located in central Osaka, the new office will be headed by Masao Yasuhara, Marketing Head for the Osaka office.

The Kansai region has the second highest concentration of high net worth individuals in Japan, after Kanto. SG Private Banking (Japan) Ltd. has been serving a strong customer base in Kansai from its Tokyo office. The Osaka office will now allow it to offer the same full service line up to Japanese high net worth individuals directly from Osaka.

In five years, SG Private Banking (Japan) Ltd. has become the largest private bank under Trust licence in Japan and this expansion further displays its continued growth and commitment to wealth management in this market, contributing to SG Private Banking's global expansion.

Masao Yasuhara, Head of Marketing Osaka, has more than 30 years of experience in the financial sector in Japan, working for Japanese as well as foreign organizations such as BNP Paribas and Merrill Lynch. In 2002, he was made Executive Director of SG Private Banking (Japan) Ltd., with responsibility for the Kansai area. He reports to Mr Alain Simon, President & CEO of SG Private Banking (Japan) Ltd.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

SOCIETE GENERALE GROUP

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale Group is present in 25 countries, mainly in Europe and Asia, and ranks among the top 15 players worldwide (Euromoney 2008). Thanks to the know-how of its teams specialising in asset engineering and asset allocation, SG Private Banking offers customised solutions to clients with financial assets in excess of one million euros, through a broad range of sophisticated products and services, according to the principle of open architecture.
SG Private Banking's professionalism has earned it a number of awards. In particular, it was voted "Best worldwide private bank in Western Europe for its offer in structured products " (Euromoney 2008) and "Outstanding Private Bank for its offer in Alternative Investments" (Private Banker International 2007).
The business, which was created in 1997, has experienced rapid development and now employs more than 2,600 people. SG Private Banking has EUR 76.9 billion euros in assets under management (31 December 2007).
www.sgprivatebanking.com

SG Private Banking in Japan
SG Private Banking (Japan) Ltd., the Japanese subsidiary of the wealth management arm of Société Générale, is the largest foreign trust bank in Japan offering a full range of private banking services.
Since 2002, SG Private Banking Japan's dedicated experts have provided Japanese high net worth individuals with customized services spanning deposits, loans, foreign exchange and discretionary portfolio management, as well as inheritance-related services.
SG Private Banking is in an ideal position to meet the needs of the relatively new Japanese market because it is dedicated to working closely with each client to develop customized investment packages to meet unique investment goals.
Its business line is recognized and distinguished with awards such as Best Private Bank for its offer in Structured Products in Japan (Euromoney 2008).
www.sgprivjapan.com

SG
Private Banking

Press Release

Paris, 9th April 2008

SG Private Banking creates a global Wealth Planning and Fiduciary Services division

SG Private Banking, the wealth management arm of the Société Générale Group, has created a global division in charge of Wealth Planning and Fiduciary Services.

Comprising 230 specialists in 12 locations around the world, the division offers services from 8 main centres: London, Luxembourg, Paris, Geneva, Jersey, Guernsey, Singapore and the Bahamas. Its role is to support the Private Bank's Relationship Managers in their commercial efforts and to accompany high net worth clients in the legal and fiscal structuring of their assets. In addition, those specialists implement sophisticated and innovative structuring solutions for clients' domestic and international requirements.

The global Wealth Planning and Fiduciary Services division is headed by Olivier Gougeon, who is based in London and retains as well the responsibilities for this business at the SG Private Banking subsidiary, SG Hambros Bank Limited. He is supported in his new position by:

- Claudio Bacceli, Head of Wealth Planning and Fiduciary Services in Luxembourg, in charge of European cross-border operations,

- Luke Peng, CEO of SG Trust Asia in Singapore, in charge of the business in the Asia-Pacific region.

Jean-Marie Turquais, a renowned expert on the French market and Head of Wealth Planning at SG Private Banking in France, will also provide support to the new global division.

This division reports to the Global Commercial and Marketing Department of SG Private Banking in Paris.

The creation of the new centre of expertise emphasizes SG Private Banking's ambition to strengthen and grow its Wealth Planning and Fiduciary Services on a global basis, constituting a key component of its client offering.

*****

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Olivier Gougeon, 42, is a graduate of the Institut d'Etudes Politiques ("Sciences Po") in Paris and holds a PhD in European business law from the University of Paris Sorbonne. He joined Société Générale Group in 1992. After 7 years in the bank's Inspection department, he was appointed Deputy Managing Director of SG Hambros Bank and Trust in Nassau, Bahamas. In 2004, he joined SG Hambros in London in charge of trust and wealth planning activities for corporate and institutional clients covering Great Britain, Jersey, Guernsey, Gibraltar and the Bahamas. In 2006 he extended these responsibilities to the private clients.

Claudio Bacceli, 51, Faculty of Economic Sciences in Rome, started his career in 1980 at Banca Commerciale Italiana (Intesa Group), holding various positions in the bank's Italian and international retail banking operations. In 1994, he was appointed Deputy Director at the Société Européenne de Banque (SEB) in Luxembourg, where he was responsible for commercial development and corporate financial engineering. In 1999, he became Director and member of the management team of the Intesa Group and was subsequently appointed Managing Director of SEB in 2004. He joined Société Générale Bank and Trust in Luxembourg in 2005 as Director for Wealth Planning.

Luke Peng, 44, holds an LLB (Hons) from the University of London. He is a lawyer, called to the Bar in London (Middle Temple). With 17 years experience in the Trusts industry, he has been Director of Business Development for Commerzbank International Trust in Singapore. In 2000 he joined the Société Générale Group to create SG Trust (Asia) Ltd, a subsidiary of SG Private Banking in the Asia Pacific region, of which he is CEO.

Jean-Marie Turquais, 54, started his career in the Société Générale Group in 1975, where he has held various positions, in particular that of private clientele manager in France. From 1992 to 1998, he was involved in the creation of a private banking branch in Lyon, before joining Société Générale Bank & Trust in Luxembourg in 1998. In 1999, he was given the responsibility of developing for SG Private Banking in Paris a domestic and international wealth planning offering for entrepreneurs as part of the process for the transfer and handover of their company. He has taught at the Faculty of Economic Sciences at the Universities of Clermont Ferrand, Lyon III and Paris-Dauphine.

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale, is one of the Top 15 private banks worldwide (Euromoney 2008), with €76.9bn of assets under management at the end of December 2007.
With more than 2,600 staff in 25 countries across the globe, SG Private Banking offers wealth management solutions to High Net Worth Individuals with financial assets in excess of one million euros. SG Private Banking's offering includes:

- Domestic and international wealth planning and fiduciary services (trust and tax planning),
- Global expertise in structured products, hedge funds, mutual and private equity funds and real estate investment solutions,
- Access to capital markets.

SG Private Banking teams are widely recognized for their expertise in wealth management and asset allocation, and propose global tailor-made solutions combining performance and risk control. Their professionalism was rewarded by Euromoney with the title 'Best private bank in Western Europe for its offer in structured products' in 2008. SG Private Banking was named 'Outstanding Private Bank for its offer in Alternative Investments' by Private Banker International in 2007.
www.sgprivatebanking.com

SOCIETE GENERALE
Corporate & Investment Banking

Press release

London, Paris 3 April, 2008

Société Générale Corporate & Investment Banking's Fixed Income Currencies & Commodities division evolves to be best positioned in new market environment

Société Générale Corporate & Investment Banking is reorganizing its global Fixed Income, Currencies & Commodities division to be best positioned in the current market environment around 5 areas:

- Flow Interest Rates, FX and Credit
- Structured Rates, FX and Credit
- Capital Market Finance
- Commodities
- Treasury

With this new organization, the division headed by **Olivier Khayat**, will continue to meet investor needs by building on its franchise, structuring skills and origination to distribution business model, while implementing a reinforced risk management approach.

Effective from April, in order to drive the new global Fixed Income, Currencies & Commodities organization, a number of appointments are taking place, and the main managerial responsibilities for the division will be as follows:

Chico Khan–Gandapur is promoted to Global Head of Flow Business, with **Serge Topolanski** as his deputy. They will be responsible for driving the bank's Flow activities, including Credit, FX and Rates.

Ines de Dinechin will become Global Head of Structured Products, with two deputies, **Hubert Le Liepvre** covering Credit, and **Bertrand Fitoussi** supervising Interest Rates and FX.

David Coxon, with **Jean-François Despoux** as his deputy, will oversee the bank's Global Capital Markets Financial Engineering activities.

François-Xavier Saint-Macary and **Edouard Neviaski** remain Global Heads of Commodities Trading within this division.

Danielle Sindzingre remains Global Head of Treasury and Proprietary Trading, with **Michel Bine** as deputy.

Bruno Dejoux joins Fixed Income, Currencies & Commodities management and will help optimize transversal activities and enhance further overall risk management to accompany business development.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Jasvant Singh
Tel: + 44 20 7676 6800
jasvant.singh@sgcib.com

Michele Reid
Tel: +44 20 7676 6804
Michele.reid@sgcib.com

Russell Gerry
Tel : + 44 20 7676 6801
russell.gerry@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 729 088 551,25
552 120 222 RCS PARIS

Press contacts:

Astrid Brunini (France)
astrid.brunini@sgcib.com Tel: +33 1 42 13 68 71

Jasvant Singh (UK)
jasvant.singh@sgcib.com Tel: +44 20 7676 6800

Biographies:

Michel Bine

Michel Bine has started his career at Société Générale in 1987 in Option Department. From 1987 to 1991 has worked for Axa Group where he was especially Head of Asset management of all the fixed income funds for Banque d'Orsay. In 1995, he joined Société Générale Corporate & Investment Banking first as Head of Fixed Income for Germany then held different positions in Italy and in the US where he was in charge of Market Risk. In 2005 he was appointed Regional Treasurer fot the Asia Pacific Region. Michel is a graduate from l'Ecole Centrale de Paris.

David Coxon

David started his career as a solicitor in International Finance at Linklater & Paine's in London and New York, before moving in 1987 to Paribas Capital Markets in New York as a structured finance banker. He returned to London in 1990 with Paribas as Global Head of Structured Finance. In 1996 he moved to Société Générale Corporate & Investment Banking as head of UK Financial Engineering, was promoted to Deputy Global Head of Financial Engineering in 1997 and in 2001 became global head of Tax, Debt Advisory and Hybrid Products. David has an LLB from the University of Nottingham.

Bruno Dejoux,

Bruno joined Société Générale Corporate & Investment Banking in 1988 and has held various roles in foreign exchange, bond futures, equity and equity derivatives trading. In 1997, Bruno was named Head of Equity Derivatives trading activity for Eurostoxx, France and the Benelux. From 2000 to 2002, he was appointed Head of Equity and Derivatives activities for Japan and Australia. In 2003, he became Head of Strategy and Development (COO) for the firm's worldwide Equity and Derivatives activities. Bruno Dejoux is a graduated from l'Ecole Polytechnique and Civil engineer of Les Mines Paris

Jean-François Despoux

After 6 years spent at CCF (HSBC) in Paris, he joined SG in 1995 where he was responsible for securitisations covering European Financial Institutions. At the beginning of 1997 he then moved to set-up the Securitisation teams in Asia (Hong-Kong and Tokyo) where SG was awarded the title of "Securitisation House of the Year 2000" by IFR. Jean-François has structured deals backed by various asset classes (auto loans, credit cards, trade receivables, leases, mortgages) and using differing structures including multi-seller vehicles, Master Trusts and FCCs. Then, Jean-François was Managing Director, Head of SG's European Securitisation since the beginning of 2001 until the beginning of 2008 and now heads the Worldwide Securitisation. He has a degree of engineer in IT and mathematics from the Ecole Nationale Supérieure d'Informatique et de Mathématiques Appliquées de Grenoble (ENSIMAG) and an MBA from the Paris Graduate School of Business (ESCP).

Inès de Dinechin

Inès de Dinechin joined Société Générale Corporate & Investment Banking in 1991 covering French clients. In charge of the Corporates derivatives sector in 1994, she then went on to head the French liability management team covering Corporates, Financial Institutions and Municipalities in 1996. In 1999, she was given additional responsibility for the Fixed Income dealing room in Frankfurt for a year before being appointed Head of Fixed Income Derivatives Sales and Risk Management for Issuers in 2000. She has co-managed the Interest Rates Financial Engineering team from 2002 to 2004. Inès has a degree in Economics (Paris IX- Dauphine) and a Market Finance MBA (IEP Paris).

Bertrand Fitoussi

Bertrand started his career at HSBC as a fund manager before joining Société Générale Corporate & Investment Banking in 1994 as an equity derivatives structurer. He was appointed Head of Interest Rate Derivatives Sales for Financial Institutions in 1997 and his responsibilities were expanded to include the rest of Europe in 1999. He became Head of Structured Credit in 2002. Born in 1964, Bertrand is a graduate of the French "Ecole Polytechnique", "Ecole des Ponts" and holds a Masters degree in Finance from Paris IX University.

Chico Khan-Gandapur

Chico Khan-Gandapur has been at Société Générale Corporate & Investment Banking since May 2005 when he joined as Managing Director to manage the Flow Rates business in Europe. In 2007, Chico also managed the European Sales force for FX to Financial Institutions. Prior to joining Société Générale Corporate & Investment Banking, Chico was a Managing Director at Barcap responsible for the management of the Rates Sales team to Continental Europe. Chico has also worked as Managing Director at Deutsche Bank in charge of Sales for the Government Bond Business in Europe. Chico holds a BA in Chemistry from Oxford University and a Masters in Finance from the LBS.

Olivier Khayat

Olivier began his career in 1988 at CCF where he spent time as head of syndication, head of money markets trading and head of credit markets. In 1998 he joined Caisse des Dépôts & Consignation Marchés as co-head of the credit markets. Olivier joined Société Générale Corporate & Investment Banking in 2000 as head of the bank's debt capital markets group with responsibility for the bank's integrated platform covering origination, structuring and syndication for the entire range of debt capital market products and services (bonds, loans, securitisation, structured credit, debt advisory and rating advisory). Olivier is a graduate of the French Ecole Polytechnique and the French Ecole Nationale de la Statistique et de l'Administration Economique.

Hubert Le Liepvre

Formerly Head of Structured Credit Group since 2005, Hubert, began his career with the Société Générale Group in January 1992, as a member of the bank's internal audit team. In May 1998, Hubert moved to Asia to establish Société Générale's credit derivatives business in Hong Kong. In September 1999, Hubert returned to Paris as managing director of Société Générale's credit derivatives business until July 2002 when he was promoted to deputy head of the Structured Credit Group. Hubert has an MBA in Finance from the HEC business school in Paris and an engineering degree in telecommunications from ENSTB.

Edouard Neviaski

Edouard Neviaski started at Société Générale Corporate & Investment Banking from 1989 to 2001. After a few years spent as a energy trader he became the Managing Director of the Energy Trading Activities (trading & marketing) Team From May 2001 Edouard is the Chief Executive Officer of Gaselys, a joint-venture between Gaz de France and Société Générale Corporate & Investment Banking. In 2007, he was appointed Deputy Head of Commodities Trading. Edouard Neviaski received his Engineering degree (major in computer science) at Ecole Nationale Supérieure des Techniques Avancées.

François-Xavier Saint Macary

François-Xavier joined Société Générale in 1987 in currency options sales. In 1989 he moved to Sydney to set up the currency options desk and in 1991, he was named head of derivatives sales, based in Tokyo. In 1994, he is appointed Global Head of Commodities Trading in Paris. François-Xavier is based in New York since 2005. Born in 1965, François-Xavier is a graduate of the French Business School Ecole Supérieure de Commerce de Bordeaux and Escuela Superior de Administracion y Direccion de Empresas (Barcelona).

Danielle Sindzingre

Danielle Sindzingre joined Société Générale in 1997 in charge of covering the Franc and then the Euro within the French treasury activity. In 2001 she became Head of Paris treasury and long term funding. In 2004, she was appointed Deputy head of the bank treasury activity. Before joining Société Générale Danielle worked for 8 years for the Banque Indosuez Group. She is a graduate from ENSAE and IAF.

Serge Topolanski

Formerly Head of Fixed Income and Forex Trading at Société Générale Corporate & Investment Banking, Serge Topolanski has worked for the Société Générale Group since 1989. In particular, he was Head of Metals Derivatives Trading and Sales from 1994 to 2002. From 2002, Serge Topolanski was Deputy Head of Commodities Trading Activities. Serge Topolanski is a graduate of the Ecole Centrale de Paris.

Note to the editors

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- Derivatives. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

FONDATION
SOLIDARITE
SOCIETE GENERALE

care

The Société Générale Charitable Foundation and CARE form partnership for international projects.

Paris, 3 April 2008

Fondation d'entreprise Société Générale pour la Solidarité (The Société Générale Charitable Foundation) is pleased to announce the signing of a three year partnership with the humanitarian organisation CARE. The Foundation will invest a total of €1 million to support CARE's education programmes for the most vulnerable. Education is a first step towards social inclusion and employment which remain at the heart of activities that the Foundation supports.

This partnership was initiated by Société Générale Corporate & Investment Banking, whose goal is to involve its 11,000 employees throughout the world in a charitable programme. After a voting period which started in December 2007, Corporate and Investment Banking employees selected three CARE regional programmes that they will be able to participate in over the next three years:

- **School to fight exclusion - Peru**: This project will give children speaking Quechua or Aymara access to education. This community belongs to a marginalised linguistic group excluding them from the school network. CARE will provide teacher training, appropriate educational materials and will lobby local public authorities.

- **School in rural area - Mali:** This programme aims to improve literacy and economic development in Mali's rural areas by educating young girls and training their mothers on how to save and apply for loans. In addition to selecting candidates and training local teachers, CARE's programme will involve building a classroom and setting up as well as training micro-credit groupings.

- **From factory to school - Bangladesh**: This programme will allow Bengali children working in the capital city's factories to benefit from normal schooling instead, without causing their families any economic hardship. To help bridge the financial shortfall of the families, CARE will develop new income producing activities by giving the parents professional training.

Faithful to CARE's global approach on education matters, this partnership contributes to the second Millennium Development Goal[1], which aims to achieve universal primary school education by 2015. It also illustrates Société Générale Foundation's determination to broaden its scope internationally, thereby aligning itself with the Group's strategy.

[1] Millennium Development Goals (MDGs) : set of eight development goals set by the United Nations Member States (http://www.un.org/millenniumgoals)

Press Contacts:

CARE
Alexandra Banget Mossaz
banget-mossaz@carefrance.org Tel +33 1 53 19 89 92

Fondation d'entreprise Société Générale pour la Solidarité
Sandrine Carême
sandrine.careme@socgen.com Tel +33 1 42 14 80 66

Société Générale Corporate & Investment Banking
Emmanuelle Renaudat
emmanuelle.renaudat@sgcib.com Tel + 33 1 42 13 97 85

About CARE
Founded in 1945 to provide relief to survivors of World War II, CARE is one of the world's largest private international humanitarian organizations, which mission is to serve individuals and families in the poorest communities in the world, through emergency relief and development programs. CARE aims to improve basic education, prevent the spread of HIV, increase access to clean water and sanitation, expand economic opportunity and protect natural resources. Working in nearly 70 countries CARE is reaching over 66 million beneficiaries each year. CARE places special focus on working alongside women as they are the first victims of poverty.
http://www.care-international.org

About Fondation d'entreprise Société Générale pour la Solidarité
Founded in September 2006, Fondation d'entreprise Société Générale pour la Solidarité (Société Générale Charitable Foundation) supports educational projects worldwide, with a focus on improving young people's employment prospects and literacy. With a €6 million budget over five years, the Foundation brings financial support, in France and internationally, to national and local initiatives.
fondation.solidarité@socgen.com
www.socgen.com/fondation-solidarite

About Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE
Securities Services

UniCredit Group

Press release

Milan, Paris 1 April 2008

Société Générale completes the acquisition of Capitalia securities services business from UniCredit

Société Générale and **UniCredit** announce the completion of the transaction covering the sale by UniCredit of the securities business of the former Capitalia Group to Société Générale Securities Services (SGSS). This business represents assets under custody of €102 billion and a total of €27 billion in assets under administration in Italy and Luxembourg.

Total consideration for the transaction is €195 million, including Euroclear shares sold by UniCredit.

With the sale of the former Capitalia securities services activities to SGSS, the UniCredit Group continues to focus on rationalising its back-office operations and optimising its costs, whilst at the same time, by choosing SGSS, enhancing the service offered to its clients. As a result of this transaction, SGSS becomes the no. 2 global custodian in Italy and the exclusive provider of securities services to the UniCredit Group in the country.

With this move, SGSS has significantly consolidated its position as a European leader in global custody and its capacity to service the largest European clients such as banks, institutional investors and asset managers. Thanks to this acquisition, SGSS holds around €2,720 billion in assets under custody and approximately €480 billion in assets under administration.

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale
Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian *(source: globalcustody.net)* with €2,583* billion in assets under custody. Société Générale Securities Services provides custody & trustee services for 2,934 funds* and the valuation of 5,122* funds representing assets under administration of around €444* billion. Société Générale Securities Services also ranks among the European leaders in stock option management.

Société Générale Securities Services is present on the main financial marketplaces and employs over 4000 people.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the six business lines of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking), execution and clearing of listed derivative products (Newedge) and direct banking (Boursorama).

**figures at end December 2007*
www.sg-securities-services.com

UniCredit Group
With total assets of more than €1,000 billion, ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees at 31 December 2007.
In the CEE region, UniCredit operates the largest international banking network with over 3,400 branches and outlets, where more than 70,000 employees serve approximately 17 million customers.
The Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Kazakhstan, Kyrgyzstan, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

SOCIETE GENERALE

Press Release

London 26 March 2008

Société Générale and orbeo launch "SGI – orbeo Carbon Credit Index"

Société Générale Index (SGI) and **orbeo** have launched the "SGI – **orbeo** Carbon Credit Index", designed to give institutional investors, asset managers and private banks direct access to the carbon underlying.

The Index is the first of its kind to be designed with dynamic allocation that will aim to maximise the performance through time of two underlying carbon credits: European Emission Allowances (EUAs), allotted by the European Commission under the European Union Emission Trading Scheme (EU ETS), and Certified Emission Reductions (CERs), issued under the Clean Development Mechanism governed by the Kyoto Protocol which aims at promoting emission reduction projects in emerging countries. Under the EU ETS, CER can be used for compliance (as well as EUA) up to a percentage of the allocation of each installation. This percentage varies country by country and is on average 13.7%, representing 1.4 Giga tonnes over 2008-2012.

The Index will initially be based on 50% EUAs and 50% CERs. The significant share of CERs compared to the import limits is intended to capture the future benefits from the present undervaluation of CERs relative to EUAs.

The SGI – **orbeo** Carbon Credit Index will be overseen by an independent review committee comprised of six persons, appointed by Société Générale, **orbeo** and Standard & Poor's, the Index Calculation Agent. Committee members will be chosen in order to bring expertise from a wide variety of backgrounds and will assess the opportunity to adapt the index structure to optimise performance.

The Index will be calculated and published on a daily basis by Standard & Poor's, a division of the McGraw-Hill Companies, Inc.

Bloomberg code: SGIX. For more information, visit www.sgindex.com.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 583 270 841,25

552 120 222 RCS PARIS

SOCIETE GENERALE

About SGI

Société Générale Index (SGI) is a new generation of indices designed to provide investors with unique investment solutions.

SGI draws notably on the strength of the bank's derivatives activities, in which Société Générale is a world market leader. In particular, SGI **orbeo** Carbon Credit Index has been developed by **orbeo** in close collaboration with the Equity Division.

Compared with more traditional indices, SGI aims to provide both systematic strategy indices and thematic indices offering access to new asset classes:

- The **α-research** indices are **discretionary and/or quantitative indices** based on Société Générale's own research. Their objective is to outperform traditional reference indices.
- the **β-research** indices aim to **reflect high potential investment universes that are difficult to access** via traditional indices.

The SGI indices can be replicated using tracker funds such as exchange traded funds (ETFs) and through Société Générale certificates. Investments can also be made using structured products. SGI has developed partnerships with leading calculation agents. For example, the integrity and independence of several SGI valuations is maintained by daily calculation from Standard & Poor's.

About orbeo

Operating globally and headquartered in Paris, **orbeo** is a pioneering joint-venture combining industrial and financial expertise in the realm of carbon. From project to market, **orbeo** covers the whole carbon value chain and is among the leading buyers and sellers of CO_2 products.
orbeo originates carbon credits, providing project development to all types of providers (project owners and developers), and offers advising, trading services, carbon portfolio optimization and structuring of customized transactions to all types of customers (industrials, governments, voluntary buyers, investors).
orbeo was recently voted Best Trading Company for credits from the Kyoto Protocol's project-based mechanisms in the 8th Annual Survey Awards organized by the publication Environmental Finance.
orbeo has also won the First Place in the European ETS Allowances Trading category in the 2008 Commodity Derivatives Rankings Survey, organized by the publications Risk, Energy Risk and Commodity Risk.
orbeo is regulated by French regulators CECEI and AMF.
www.orbeo.com

Press contacts:

Société Générale Corporate & Investment Banking
Russell Gerry — +44 20 7676 6801
russell.gerry@sgcib.com

orbeo
Cecile Fages
cecile.fages@orbeo.com — +33 1 58 98 25 71

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE

Press Release

Paris, 21 March, 2008

Société Générale acknowledges that lawsuits have been filed in federal court in Manhattan (United States District Court for the Southern District of New York) by purchasers of ADRs (American depository receipts linked to Société Générale's shares) seeking class action status for purchasers of Société Générale ADRs, as well as for US purchasers of Société Générale's stock abroad. The lawsuits relate primarily to allegedly inadequate disclosures concerning Société Générale's subprime exposure and trading controls in connection with the recent trading fraud against Société Générale. Société Générale intends to defend itself vigorously against these claims, and has retained Skadden, Arps, Slate, Meagher & Flom LLP to lead its defense. Skadden Arps is a leading U.S. law firm, specializing in defending clients against class action lawsuits.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Public Limited Company with capital of
EUR 583,270,841.25
552 120 222 RCS PARIS

SOCIETE GENERALE
Consumer Finance

Press Release

Paris, 21 March 2008

Société Générale Consumer Finance sets up operations in Serbia

Société Générale Consumer Finance is pursuing its international development strategy in Serbia with the recent launch of **PartnerKrediti,** which reinforces its position in the Southeastern Europe.

PartnerKrediti, located in Belgrade, is a department of **Société Générale Banka Srbija**, a subsidiary of the Société Générale Group. Specialising in consumer credit, it offers a large range of products adapted to the needs of Serbian customers. Its financial solutions are marketed across the country, both through direct distribution channels and via specialised distribution brands, and ensure the funding of everyday consumer goods and automobiles.

With more than 7.5 million inhabitants and rapidly growing consumption, Serbia is a market with high potential for development in consumer credit for Société Générale Consumer Finance and Société Générale Banka Srbjia.

PartnerKrediti will capitalise on international and local synergies and expertise from **Société Générale Consumer Finance** and **Société Générale Banka Srbjia,** whose experience in Serbia has been recognised for over 30 years.

The development of **PartnerKrediti** is in line with Société Générale's international development strategy, and in particular that of Société Générale Consumer Finance whose aim is to reinforce its presence in Central and Eastern Europe. This move supports the current strategy in this zone, which includes operations in Hungary, the Czech Republic, Slovakia, Romania, Poland, Russia, Ukraine, Kazakhstan, Bulgaria, Greece, Cypress, Turkey and Croatia.

Société Générale Consumer Finance is now present in 25 countries.

PRESS DEPARTMENT
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Public limited company
withEUR 583 270 841.25 capital
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance
Société Générale Consumer Finance manages the Group's consumer credit activities at an international level. It includes nearly 17,000 employees and several subsidiaries spread over 24 countries, and manages EUR 21 billion. Its activity consists of offering multiple product finance solutions to private customers and partners.

- Financing of sales, equipment goods and vehicles for distributors and manufacturers
- Direct financial solutions for private customers
- Management services for partner bank networks

The subsidiaries managed by Société Générale Consumer Finance are regularly among the main market players in which it operates: In France, Italy, Germany, Morocco, and Russia to name a few.

The International Retail Networks
International retail banking (close to 9.5 million clients, 39,000 staff working in more than 2,800 branches in 33 countries and French Overseas Territories) develops and adapts its universal banking model to local markets. Its development is primarily focused in three geographic regions: Central and Eastern Europe, the Mediterranean Basin, and Africa and French Overseas Territories.
The strategy of organic and external growth of the international retail networks, underpinned by intra-Group synergies, expanding the product range and exploring alternative distribution channels, has enabled this core business to effectively increase its customer base.
In February 2008, Société Générale became majority shareholder in Rosbank, one of the leading retail banking networks in Russia, adding close to 16,000 new staff to the Group.

SOCIETE GENERALE

Press Release

Paris, 19 March, 2008

Jean-François GAUTIER and Jean-Louis MATTEI join the Executive Committee of Société Générale Group

Jean-François GAUTIER and Jean-Louis MATTEI, Head of Specialized Financial Services and Head of International Retail Banking respectively, have joined the Executive Committee of Société Générale Group.

Born in 1947, Jean-François GAUTIER is a graduate of Institut d'Etudes Politiques de Paris. He joined Société Générale in 1970 as an Inspector. From 1984 to 1988, he was Manager of the Rueil Branch, then Director of Logistics for the French Network until 1990. After heading up the Corporate Branch of La Défense he became a Director in the Corporate Finance Department in 1995. Jean-François GAUTIER has been responsible for the Group's various specialized financial services subsidiaries since April 1998. He joined the Group Management Committee in 2000. He has been Head of Specialized Financial Services Division since its creation in 2001.

Born in 1947, Jean-Louis MATTEI holds both a BA and Master's degrees in private law; is a graduate with a Major in Public Service from the Institut d'Etudes Politiques de Paris; and is also a graduate of the Centre d'Etudes Supérieures de Banque (CESB). He joined Société Générale in 1973. From 1984 to 1988, he was Head of the Group's Organisation Department, then from 1988 to 1992, he served as Chief Executive Officer of SGBCI, SG's Ivory Coast subsidiary. In November 1992, he was appointed Deputy Manager of the Africa and Overseas division before being named its Head in October 1993. In 1995 Jean-Louis MATTEI became Head of the bank's Africa, Middle East and Overseas division. He joined the Group Management Committee in 1997. He has been Head of International Retail Banking for Société Générale since 1998.

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Public Limited Company with capital of EUR 583,270,841.25
552 120 222 RCS PARIS

SOCIETE GENERALE

Press release

Paris, 19 March, 2008

New appointment and mandate renewal of directors proposed for Société Générale's board

During its meeting of 14 March 2008, Société Générale's Board of Directors finalised the proposals for Board member nominations that will be submitted at the General Meeting of shareholders on 27 May, 2008.

Shareholders will be asked to reappoint the following persons to four-year terms :

- Michel CICUREL, Chairman of the Management Board of Compagnie Financière Edmond de Rothschild and Compagnie Financière Saint-Honoré, independent director, member of the Nomination and Compensation Committees;
- Philippe CITERNE, Co-Chief Executive Officer of Société Générale;
- Luc VANDEVELDE, Founder and Managing Director of Change Capital Partners, independent director, member of the Nomination and Compensation Committees.

In replacement of Mr. Antoine JEANCOURT GALIGNANI, the Board of Directors proposes to nominate Mrs. Nathalie RACHOU, Founder and Managing Director of TOPIARY FINANCE LTD, for a four-year term. Mr. Antoine JEANCOURT GALIGNANI, a board member for 14 years, did not request the renewal of his mandate. Following the recommendations given in the AFEP-MEDEF reports on corporate governance, he could not be reappointed as an independent director.

Mrs. RACHOU, 50 years old and a graduate of HEC, has extensive experience in banking and particular expertise in market activities .
From 1978 to 1999, she held many positions at Banque Indosuez and Crédit Agricole Indosuez, including currency trader, fund manager, founder then head of Carr Futures International Paris (MATIF subsidiary of Banque Indosuez), Company Secretary for Banque Indosuez, Head of Global Foreign Exchange and Currency Options worldwide for Crédit Agricole Indosuez.
In 1999, Mrs. RACHOU set up TOPIARY FINANCE LTD, a London-based asset management company. Mrs. RACHOU has served as a director at the advisory firm LIAUTAUD et Cie since 2000. She has also been a foreign trade advisor for France since 2001.
Mrs. RACHOU will be nominated as an independent director.

If these resolutions are approved at the General Meeting, the Board of Directors will have 15 members:

- two elected by employees;
- thirteen elected by shareholders.

SERVICE DE PRESSE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistante : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme au capital de 583 270 841,25 EUR
552 120 222 RCS PARIS

Eight members, more than half of the total, will be independent directors, in accordance with the recommendations of the AFEP/MEDEF report on corporate governance.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

SOCIETE GENERALE
Asset Management

RECEIVED
2008 MAY -7 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Paris, 18th March 2008

SGAM's joint venture in China obtains one of the first separate account licences

Société Générale Asset Management (SGAM) continues its development in China with the award to its joint venture, Fortune SGAM, of one of the few separate account licences yet to be allocated.

With this new licence, Fortune SGAM becomes one of the first investment managers authorised to offer investment mandates to its Chinese institutional clients.

Created in 2002 as a joint venture between SGAM and the industrial group Baosteel, Fortune SGAM is one of the most dynamic players in the Chinese market. In August 2007, it obtained one of the initial five Qualified Domestic Institutional Investor (QDII) licences, allowing it to offer funds invested outside China to Chinese investors. Assets under management multiplied by 4.5 in 2007, thanks mainly to strong inflows, reaching 11.6 billion dollars at the end of December. Fortune SGAM manages 9 funds for 2.4 million clients.

This growth is driven by the consistent performance of its funds and a significant distribution capacity. Fortune SGAM is one of the very few investment managers to distribute its products through three of the four largest banking networks in China.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Société Générale Asset Management is one of the world's leading asset managers, with €358bn of assets under management as at 31st Dec 2007.

A subsidiary of the Société Générale Group, SGAM is a global player with a balanced and robust business model based on:

- its multi-center structure: 2,950 employees, including more than 750 managers and analysts, are located at the heart of the markets in Europe, in the United States and in Asia;
- a business that covers all asset classes: equities, fixed income, balanced, and alternative investment where SGAM is among the leaders with €66bn in assets under management;
- access to all types of investors: institutions, distributors, corporates and individuals, all of whom benefit from SGAM's leading edge expertise and a local service.

Thanks to cross-selling, a focus on quality and constant innovation, SGAM has developed value-added management solutions tailored to clients' specific needs and which optimize performance and risk control.

SGAM is rated M2 by Fitch Ratings, thus retaining since 2000 the top rating awarded to an asset management company for the whole of its international structure. For investors, this rating is a guarantee of the professionalism of SGAM's teams and the quality of its international organization.

www.sgam.com

Société Générale Asset Management is one of the most active managers in Asia, with five management centers, seven sales and marketing centers and distribution agreements with the top local players that give access to more than 350 million potential clients. With around 800 employees and €33bn in assets under management in Asia as at 31st December 2007, SGAM is one of the only foreign asset managers to be ranked among the leaders in all the markets in the region.

SOCIETE GENERALE

Press Release

Paris, 17 March, 2008

Frédéric OUDEA named Deputy Chief Executive Officer of Société Générale Group

On the proposal of Daniel BOUTON, Chairman and Chief Executive Officer, the Board of Directors of Société Générale Group which met on 14 March 2008 named Frédéric OUDÉA Deputy Chief Executive Officer of the Group, alongside Philippe CITERNE and Didier ALIX.

Born in 1963, Frédéric OUDEA is a graduate of the Ecole Polytechnique and the Ecole Nationale d'Administration. From 1987 to 1995, Frédéric OUDEA held various positions in the French senior civil service (Audit department of the Ministry of Finance, Ministry of Economy and Finance, Budget Ministry, Private Office of the Minister of Budget and Communication). In 1995, he joined Société Générale and in 1996 he was appointed Deputy Head then Head of the bank's Corporate Banking arm in London. In 1998, he became Head of Global Supervisory and Development of the Equities division. In May 2002, he was named Deputy Chief Financial Officer of Société Générale Group. Frédéric OUDEA became Chief Financial Officer of the Group in January 2003.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Public Limited Company with capital of EUR 583,270,841.25
552 120 222 RCS PARIS

Press Release

Paris, 3 March 2008

SG Private Banking completes the acquisition of Canadian Wealth Management

SG Private Banking, the wealth management arm of the Société Générale Group, has completed the acquisition of 100% of Canadian Wealth Management (CWM Group Inc.). The transaction was announced on 23 November 2007 and closed on 29 February 2008, following the satisfaction of all conditions to closing, including the granting of regulatory approval.

CWM Group is based in Calgary and serves Canadian and international high net worth individuals. It has assets under management totalling CAD 650 million (around € 450 million) and employs 23 staff. The business was founded in 1982 by Paul Boëda, who remains Chief Executive Officer, alongside his core team.

Its wealth management business, which is built around highly personalized client consultation, will benefit from SG Private Banking's international expertise, particularly in structured products and alternative investments, allowing it to significantly expand its services offering and meet the increasingly sophisticated demands of its clients. SG Private Banking is now present in 25 countries.

CWM Group will adopt a new logo which will associate its brand with Société Générale's visual identity.

The local management team will be joined by 3 executive managers from Société Générale:

- Christophe Hodiquet, Director, effective 15 March 2008,
- Martin Brookes, Director Product Development & Investment Solutions, effective 29 February 2008,
- Rémi Lamare, Chief Operating Officer, effective 29 February 2008.

***

Paul Boëda is the founder of CWM Group Inc. He previously worked in the insurance sector and created his own consulting company in Calgary.
In the early 90s, he served as Chairman of the Canadian Association of Financial Planners and was instrumental in the creation of the Financial Planners Standards Council of Canada and served as its first Chairman for 2 years.
Paul has earned various degrees in the field of Insurance and Financial Advice.

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

Christophe Hodiquet joins CWM Group after 6 years with Société Générale in Monaco, where he was Managing Director with specific responsibility for developing the retail, corporate and mass affluent client business. Christophe has 15 years experience in client relationship management, business development and organisation, occupying various sales and management roles.
Christophe studied Finance in France at *L'Institut Technique de Banque* and *Le Centre d'Etudes Supérieures de Banque.*

Martin Brookes joins CWM Group after 10 years with SG Hambros Bank Limited, the UK wealth management arm of SG Private Banking, where he was Deputy Group Chief Investment Officer. With over 15 years experience in developing specialized investment solutions for ultra high net worth individuals and family offices, he was responsible for the development of the group's absolute return and derivative based investment platforms.
Martin is a graduate in Finance and Law from Kingston Business School in London.

Rémi Lamare started his career in 1974 with Société Générale Group's French Retail Banking network, where he held different administrative positions.
In 1990, he joined the International division of Société Générale Group as Chief Operating Officer in charge of setting up the Société Générale's Branch in the Czech Republic. He then spent several years in Eastern Europe as Deputy CEO and COO of Société Générale's banking activities in Slovenia (1994), Bulgaria (1996) and Hungary (1998). In 2000 he returned to France as Human Resources Manager for SG Private Banking.
Rémi is a graduate in German and History from the University of Rouen.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 151,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 583 billion, Dec. 2007) and under management (EUR 434,6 billion, Dec. 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SG Private Banking
SG Private Banking, the wealth management arm of Société Générale Group is present in 25 countries, mainly in Europe and Asia, and ranks among the top 15 players worldwide (Euromoney 2008). Thanks to the know-how of its teams specialising in asset engineering and asset allocation, SG Private Banking offers customised solutions to clients with financial assets in excess of one million euros, through a broad range of sophisticated products and services, according to the principle of open architecture.
SG Private Banking's professionalism has earned it a number of awards. In particular, it was voted "Best worldwide private bank in Western Europe for its offer in structured products " (Euromoney 2008) and "Outstanding Private Bank for its offer in Alternative Investments" (Private Banker International 2007).
The business, which was created in 1997, has experienced rapid development and now employs more than 2,600 people. SG Private Banking has EUR 76.9 billion euros in assets under management (31 December 2007).
www.sgprivatebanking.com

SOCIETE GENERALE

Press release
Activities and results in 2007

February 21st 2008

A profitable year in 2007 despite the financial crisis and exceptional fraud

- **Lower revenues due to the US financial crisis: -2.8%* vs. 2006**
- **Cost/income ratio: 65.3%**
- **Stable cost of risk: 25 bp**
- **Group net income: EUR 947m (-81.9% vs. 2006)**
- **Group ROE after tax: 3.6%**
- **Tier One ratio(1): 8.0%**
- **Earnings per share: EUR 1.98 (vs. EUR 12.33 in 2006)**
- **Proposed dividend: EUR 0.90 per share (vs. EUR 5.20 per share in 2006)**

Fourth quarter 2007

- **EUR 4.9bn loss linked to an exceptional fraud**
- **Decline in gross operating income: -80.0%* vs. Q4 06**
- **Group net income: EUR -3,351m**

(1) Proforma including the acquisition of additional tranches of 37.8% of the Russian bank Rosbank and the EUR 5.5 billion capital increase – Tier One ratio at 31/12/2007: 6.6%

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

Carole THILLOU
+33 (0)1 42 14 02 17

P.A. : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

A French corporation with share capital of
EUR 583,270,841.25
552 120 222 RCS PARIS

At the meeting of February 20th 2008, the Board of Directors of Société Générale approved the Group's results for the 2007 financial year[1].

Against the backdrop of the financial crisis, the Group produced resilient revenues in 2007 due to its robust platform of activities and sound development model. The retail banking networks achieved good performances, while Financial Services, Private Banking and Securities Services enjoyed strong growth. During H2 2007, Corporate and Investment Banking was affected by the repercussions of the US financial crisis and Asset Management by the liquidity crisis.

Moreover, the Group has suffered the effects of a fraud committed by a trader within its capital market activities. The fraudulent positions, uncovered in January 2008, were unwound in a manner that respected the integrity of the markets and the interests of shareholders. They resulted in an exceptional loss for the Group of EUR 4.9 billion.

However, the Group has generated positive net income of EUR 947 million for 2007 due to its diverse portfolio of activities and the solidity of its revenues.

The Board of Directors has decided to propose a dividend of EUR 0.90 per share for the 2007 financial year to the Annual General Meeting. This is consistent with the Group's target of a 45% payout ratio.

[1] The consolidated financial statements for the 2007 financial year and comparative information in respect of the 2006 financial year have been established in accordance with IFRS as adopted in the European Union and applicable at those dates. The financial statements have been audited by the statutory auditors.

1. GROUP CONSOLIDATED RESULTS

M EUR	2007	2006	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	21,923	22,417	-2.2%	3,880	5,671	-31.6%
*On a like-for-like basis**			*-2.8%*			*-32.6%*
Operating expenses	-14,305	-13,703	+4.4%	-3,416	-3,589	-4.8%
*On a like-for-like basis**			*+4.0%*			*-5.0%*
Gross operating income	7,618	8,714	-12.6%	464	2,082	-77.7%
*On a like-for-like basis**			*-13.6%*			*-80.0%*
Operating income excluding net loss on unauthorised and concealed market activities	6,713	8,035	-16.5%	163	1,851	-91.2%
*On a like-for-like basis**			*-17.2%*			*-93.4%*
Net loss on unauthorised and concealed market activities	-4,911	0	NM	-4,911	0	NM
Operating income including net loss on unauthorised and concealed market activities	1,802	8,035	-77.6%	-4,748	1,851	NM
*On a like-for-like basis**			*-79.6%*			*NM*
Net income	947	5,221	-81.9%	-3,351	1,179	NM

	2007	2,006	Q4 07	Q4 06
Group ROE after tax	3.6%	25.8%	NM	21.2%
Business line ROE after tax	5.8%	32.2%	NM	30.7%

After a buoyant first half, the global economic and financial environment suddenly deteriorated from the summer 2007. However, world growth remained strong in 2007, driven by emerging countries. Growth in the United States slowed whereas it remained healthy in Europe. The rise in the price of oil and agricultural products also led to the resurgence of inflationary fears.

For the Group, 2007 was marked by:

- excellent results for Retail Banking, Private Banking and Securities Services,
- the effects of the serious financial crisis on Corporate and Investment Banking and Asset Management activities,
- the exceptional fraud, the pre-tax cost of which amounts to EUR -4.9 billion.

Despite these two negative impacts, the Group generated net income of EUR 947 million. 2007 ROE after tax stood at 3.6% (17.1% excluding the fraud).
Group net income for Q4 07 amounted to EUR -3,351 million.

Net banking income

The Group's net banking income for 2007 was down -2.8%* vs. 2006 (-2.2% in absolute terms), at EUR 21.9 billion.

The strong performance of the French Networks (+4.8%* vs. 2006 excluding the impact of the PEL/CEL provision and excluding the capital gain from the disposal of Euronext shares), the significant growth of International Retail Banking (+17.1%* vs. 2006), Private Banking (+27.2%* vs. 2006) and Securities Services (+32.2%* vs. 2006), and the growth in Financial Services (+15.1%* vs. 2006) helped limit the consequences of the decline in Corporate and Investment Banking (-32.8%* vs. 2006) and Asset Management (-14.6%* vs. 2006) on the Group's net banking income as a result of the write-downs booked.

Net banking income for Q4 07 was down -32.6%* on the same period in 2006 (-31.6% in absolute terms) at EUR 3,880 million.

Operating expenses

The increase in operating expenses (+4.0%* vs. 2006) reflects the continued investment needed for the Group's organic growth, strict control of operating costs and changes in the businesses' performance-linked pay.

The Group continued to improve its operating efficiency in 2007. The Retail Banking Networks together with Private Banking and Securities Services saw their C/I ratio decline in 2007. The C/I ratios for Corporate and Investment Banking and Asset Management increased in 2007 as a result of the write-downs and losses recorded primarily in the second half. Overall, the C/I ratio stood at 65.3% (vs. 61.1% in 2006).

The Group's C/I ratio stood at 88.0% in Q4 07 (vs. 63.3% in Q4 06).

Operating income

The Group's 2007 gross operating income was down -13.6%* vs. 2006, at EUR 7.6 billion. It totalled EUR 464 million in Q4 2007.

At 25 bp of risk-weighted assets, the Group's cost of risk in 2007 was similar to 2006. It was stable for the French Networks but lower for International Retail Banking. The higher cost of risk for Financial Services can be attributed to the growing share of consumer credit in emerging countries. Having recorded the impact of the financial crisis in the form of lower revenues, Corporate and Investment Banking made a EUR 56 million write-back in 2007.
The Group's cost of risk for Q4 07 amounted to 28 bp (vs. 38 bp in Q4 06).

Overall, the Group generated operating income, excluding the net loss on unauthorised and concealed trading activities, of EUR 6,713 million, down -17.2%* in 2007 vs. 2006 (-16.5% in absolute terms).
Operating income for Q4 07, excluding the net loss on unauthorised and concealed trading activities, amounted to EUR 163 million.

Net income

The Group's net income in Q4 07 amounted to EUR -3,351 million (vs. EUR +1,179 million in Q4 06).

After the exceptional fraud-related loss, tax (the Group's effective tax rate was 15.3% vs. 28.4% in 2006) and minority interests, Group net income for 2007 totalled EUR 947 million. Excluding the fraud, it would have come to EUR 4,167 million.

The Group's 2007 ROE after tax stood at 3.6% (17.1% excluding the fraud), vs. 25.8% in 2006.

2007 earnings per share amounts to EUR 1.98. Excluding the fraud, the figure would have been EUR 9.37.

2. THE GROUP'S FINANCIAL STRUCTURE

At December 31st 2007, Group shareholders' equity totalled EUR 27.2 billion and net assets per share EUR 56.4 (-11.4% vs. 2006), including EUR 2.6 of unrealised capital gains. Risk-weighted assets were up +14.3% year-on-year, reflecting the Group's strong organic growth. Corporate and Investment Banking's risk-weighted assets were up +10.7% over the same period, but have fallen by -5.7% since June 30th 2007.

In order to boost its shareholders' equity, the Board of Directors decided at a meeting on January 23rd 2008 to launch a EUR 5.5 billion capital increase. This operation, which is subject to a firm underwriting (*garantie de bonne fin*) as per article L.225-145 of the French Commercial Code, will help take the Tier 1 ratio (Basel 1) to 8.0% proforma at end-2007, taking into account the acquisition of the Russian bank Rosbank.

The Group is continuing with its share buyback policy aimed at annually neutralising the dilutive effect of capital issues reserved for employees and allocations of stock options and free shares. In accordance with this policy, the Group repurchased 10.7 million shares during 2007. At December 31st 2007, Société Générale held 30.3 million treasury shares (or 6.5% of the capital), excluding shares held for trading purposes.

The Board of Directors has decided to propose the payment of a dividend of EUR 0.90 per share for 2007, at the May 27th 2008 Annual General Meeting. This is consistent with the Group's target of a 45% payout ratio.

The Société Générale Group's ratings were upgraded in 2006 and 2007 by the rating agencies Moody's (on May 11th 2007, from Aa2 to Aa1), Standard & Poor's (on November 15th 2006, from AA- to AA) and Fitch (on May 12th 2006, from AA- to AA). Following the loss resulting from the fraud and taking into account the financial policy measures taken by the Group to boost its shareholders' equity, Moody's and Fitch downgraded Société Générale's long-term rating on January 24th 2008 to Aa2 and AA- respectively. On February 15th 2008, Standard & Poor's also downgraded the Group's long-term rating to AA- while leaving the short-term rating at A-1+.
These levels are compatible with the long-term rating objective that the Group has set.

3. FRENCH NETWORKS

In EUR million	2007	2006	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	7,058	6,833	+3.3%	1,787	1,728	+3.4%
NBI excl. PEL/CEL & Euronext CG [(a)]			*+4.8%*			*+4.8%*
Operating expenses	-4,566	-4,450	+2.6%	-1,187	-1,143	+3.8%
Gross operating income	2,492	2,383	+4.6%	600	585	+2.6%
GOI excl. PEL/CEL & Euronext CG [(a)]			*+9.2%*			*+6.8%*
Net allocation to provisions	-329	-275	+19.6%	-105	-88	+19.3%
Operating income	2,163	2,108	+2.6%	495	497	-0.4%
Net income	1,375	1,344	+2.3%	315	318	-0.9%
Net income excl. PEL/CEL & Euronext CG [(a)]			*+7.7%*			*+4.3%*

	2007	2006	Q4 07	Q4 06
ROE after tax	22.1%	23.6%	19.5%	21.9%

(a) Change 07/06: excluding impact of changes in PEL/CEL provisions and excl. Euronext capital gain
Change Q4/Q4: excluding impact of changes in PEL/CEL provisions

The French Networks enjoyed a good year in 2007, with 4.8% growth in net banking income (excluding the effect of the PEL/CEL provision and the capital gain on the disposal of Euronext shares). They benefited from higher interest rates, especially at the short-end of the yield curve (3-month Euribor +120 bp on average/2006), and still sustained demand for financing. The end-2007 saw a slowdown in demand for unit-linked life insurance products, with customers preferring to transfer to investments exhibiting little volatility, in a more uncertain environment.

The French Networks continued to pursue their growth policy, with the net opening of 71 branches during the year. They also expanded their customer bases by focusing on two approaches: i) targeting of the most promising regions together with close cooperation between the Group's business lines; ii) strengthening of the sales force and creation of specific offerings for targeted customers with strong potential through the "Mass Affluent" project implemented over 2007-2009.

Sales performances for **individual customers** were satisfactory throughout the year. The number of personal current accounts rose +2.6% over one year (representing 160,400 net openings). Outstanding sight deposits continued to grow at a healthy pace (+4.3% vs. 2006) while outstandings for special savings accounts (excluding PEL accounts) were up +6.5% over the same period, mainly due to the Sustainable Development Account (+17.4%). Meanwhile, at EUR 2.9 billion, outstandings on term accounts benefited from the rate environment, posting growth of more than 90% vs. 2006. However, the erosion of PEL outstandings continued, as in the previous year (-13.2%). Life insurance inflows were down -6.2% (compared with a decline of -8.2% in the bancassurance market), after an exceptional year in 2006, although they remained at a very high level (EUR 9.2 billion for the year). The Group has a cautious approach to housing loans that consists of managing margins according to the quality and potential of counterparties. Consequently, new housing loans in 2007 were down -6.2% vs. 2006 at EUR 16.3 billion.

In the case of business customers, the dynamic activity shows no sign of abating, with a sustained rise in outstanding sight deposits (+9.5% vs. 2006) and investment loans (+15.3%), while French companies' healthy cash situation and reasonable level of debt have enabled them to cope with the expansion of their business without further recourse to operating loans (stable outstandings vs. 2006).

From a financial perspective, the revenues of the French Networks were up by +4.8% in 2007, after adjustment for changes in the PEL/CEL provision (provision write-back of EUR 53 million in 2007 and EUR 183 million in 2006) and the capital gain on the disposal of Euronext shares (EUR 36 million recorded in Q2 07). Before these adjustments, NBI was up +3.3% vs. 2006 at EUR 7,058 million. For Q4 07, the revenue increase was +4.8% after adjustment for changes in the PEL/CEL provision (write-back of EUR 6 million in Q4 07 and EUR 29 million in Q4 06). Before this adjustment, NBI was up +3.4% in Q4 07 vs. Q4 06.

Net interest income was up +2.1% vs. 2006 (excluding the PEL/CEL effect), due to the combination of increased deposits and rising market rates.

Commission income was up +8.1% vs. 2006, due to the increase in service commissions (+9.0%). These reflect the expansion of customer bases and the boom in activities such as payment services and direct banking, non-life insurance or personal insurance offerings. In the case of business customers, they also reflect the success of the Joint Ventures between the Société Générale network and SG CIB in exchange rate hedging, SME consultancy, and local authority financing.

Financial commissions rose 5.6%.

Operating expenses were up +2.6% vs. 2006, and +3.8% in Q4 07 vs. Q4 06.

The cost/income ratio (excluding the effect of the PEL/CEL provision and Euronext capital gain) improved by 1.4 point to 65.5% (vs. 66.9% in 2006). The figure for Q4 07 (excluding the effect of the PEL/CEL provision) was 66.6%, vs.67.3% in Q4 06.

The net cost of risk remained under control in 2007: 28 basis points of risk-weighted assets vs. 27 basis points in 2006. The level reflects the good overall quality of the French Networks' customer bases and their loan portfolio. The cost of risk was 35 basis points in Q4 07, in line with the figure for Q4 06 (34 basis points).

In 2007, the French Networks' contribution to Group net income amounted to EUR 1,375 million, up +2.3% vs. 2006. The figure for Q4 07 was EUR 315 million, virtually stable vs. Q4 06 (-0.9%).

ROE after tax stood at 22.1% (21.2% excluding the effect of the PEL/CEL provision and the Euronext capital gain) vs. 23.6% in 2006 (21.5% excluding the effect of the PEL/CEL provision).

4. INTERNATIONAL RETAIL BANKING

In EUR million	2007	2006	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	**3,444**	**2,786**	**+23.6%**	**950**	**781**	**+21.6%**
On a like-for-like basis*			***+17.1%***			***+19.2%***
Operating expenses	**-1,986**	**-1,644**	**+20.8%**	**-529**	**-456**	**+16.0%**
On a like-for-like basis*			***+14.2%***			***+13.3%***
Gross operating income	**1,458**	**1,142**	**+27.7%**	**421**	**325**	**+29.5%**
On a like-for-like basis*			***+21.3%***			***+27.3%***
Net allocation to provisions	**-204**	**-215**	**-5.1%**	**-49**	**-67**	**-26.9%**
Operating income	**1,254**	**927**	**+35.3%**	**372**	**258**	**+44.2%**
On a like-for-like basis*			***+27.2%***			***+41.7%***
Net income	**686**	**471**	**+45.6%**	**202**	**132**	**+53.0%**

	2007	2006	Q4 07	Q4 06
ROE after tax	36.9%	35.8%	39.9%	33.1%

One of the Group's priority growth areas, International Retail Banking continued to pursue its sustained expansion in the different regions in which the Group is present during 2007. The increase in the Group's net banking income in the regions is significant: Central, Eastern and South-Eastern Europe excluding Russia (+17.3%*), Russia (+58.3%*), Africa and French Overseas Territories (+6.0%*) and Mediterranean Basin (+19.3%*).

The expansion of these activities is based on organic and external growth through the acquisition of shareholdings of varying size. In 2007, the Group reinforced its position as a major player in Central, Eastern and South-Eastern Europe and also continued to expand in Africa.
Moreover, the Group has exercised its option to purchase Rosbank at the price of USD 1.7 billion after acquiring an initial 20% stake in 2006. It is now the majority shareholder of one of the leading retail banking networks in Russia. In a fast-growing banking market, Rosbank will supplement the Group's retail banking, financial services for individuals and corporate and investment banking activities in Russia.

The Group has responded to the growth in the banking markets in which it is already present by maintaining a significant pace of branch openings. It has opened 379 branches at constant structure, including 206 in Romania. The Mediterranean Basin has also pursued its expansion strategy with the opening of 25 branches in Morocco, 21 in Egypt and 20 in Algeria.
As a result of the acquisitions made over the period, 116 branches have been added to the International Retail Banking network which, at end-2007, had a total of 2,795 branches[1]. To support its expansion, the total headcount (38,900[1] people at end 2007) has continued to grow, with the recruitment of 3,150 staff[1] in one year.

Individual customer bases grew at a sustained rate in 2007. At constant structure, the number of individual customers increased by more than 744,000 over one year (+9.5%) and their outstanding deposits by +17.0%*. The credit growth rate for individual customers stood at +30.2%* for 2007, due

[1] Excluding Rosbank (Russia)

to the rapid expansion of consumer and housing loans in the Central and Eastern European subsidiaries. At end-December 2007, International Retail Banking had 8.8 million[1] individual customers.

In the case of business customers, the respective growth rates for loans and deposits were +25.0%* and +18.0%*.

International Retail Banking's financial contribution is higher: 2007 revenues (EUR 3,444 million) were up 17.1%* vs. 2006 (+23.6% in absolute terms). The division's Q4 07 revenues were up +19.2%* (+21.6% in absolute terms) vs. Q4 06, at EUR 950 million.

Operating expenses increased by +14.2%* (+20.8% in absolute terms) vs. 2006, with +5.9%* in respect of development costs for the existing network, mainly related to branch openings. The increase in Q4 07 vs. Q4 06 was +13.3%* (with +5.6%* related to development costs).

As a result, 2007 gross operating income rose +21.3%* (+27.7% in absolute terms) to EUR 1,458 million. The C/I ratio continued to improve, standing at 57.7% vs. 59.0% in 2006. Gross operating income for Q4 07 totalled EUR 421 million, up +27.3%* vs. Q4 06 (+29.5% in absolute terms).

The cost of risk remained low in 2007 (44 bp vs. 55 bp in 2006), confirming the overall good quality of the portfolios. The cost of risk in Q4 07 amounted to 46 basis points, lower than in Q4 06 (65 bp).

The division's contribution to Group net income totalled EUR 686 million in 2007, substantially higher (+30.1%*) than in 2006 (+45.6% in absolute terms). The contribution to net income was up +47.0%* (+53.0% in absolute terms) in Q4 07 vs. Q4 06, at EUR 202 million.

ROE after tax was a very high 36.9% in 2007, vs. 35.8% in 2006. It stood at 39.9% in Q4 07.

[1] Excluding Rosbank (Russia)

5. FINANCIAL SERVICES

In EUR million	2007	2006	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	**2,838**	**2,404**	**+18.1%**	**798**	**656**	**+21.6%**
*On a like-for-like basis**			*+15.1%*			*+15.6%*
Operating expenses	**-1,526**	**-1,290**	**+18.3%**	**-435**	**-347**	**+25.4%**
*On a like-for-like basis**			*+14.9%*			*+19.0%*
Gross operating income	**1,312**	**1,114**	**+17.8%**	**363**	**309**	**+17.5%**
*On a like-for-like basis**			*+15.3%*			*+11.9%*
Net allocation to provisions	**-374**	**-273**	**+37.0%**	**-102**	**-87**	**+17.2%**
Operating income	**938**	**841**	**+11.5%**	**261**	**222**	**+17.6%**
*On a like-for-like basis**			*+10.0%*			*+14.3%*
Net income	**600**	**521**	**+15.2%**	**168**	**132**	**+27.3%**

	2007	2006	Q4 07	Q4 06
ROE after tax	**16.1%**	**15.9%**	**17.3%**	**15.3%**

The **Financial Services** division comprises Specialised Financing (consumer credit, equipment finance, operational vehicle leasing and fleet management, IT leasing and management), Life and Non-Life Insurance.

Specialised Financing is one of the Group's growth drivers. Its performances have grown steadily, driven by a strategy combining organic growth and targeted acquisitions in markets with strong potential. This has boosted the international activities, which represented 75% of revenues in 2007 vs. 72% in 2006.

The **consumer credit business** confirmed its dynamic growth in 2007. It contributed 55% of Specialised Financing revenues vs. 52% in 2006. New consumer loans in 2007 increased by 16.9%* to EUR 11.0 billion. This performance is driven by new markets such as Russia (x2* vs. 2006) and Poland (+66.0%*). Traditional markets (France, Germany and Italy) have generally seen more moderate growth (+4% in new lending and +9% in outstandings).

In 2007, the Group expanded its operations in Brazil by finalising the acquisition of Banco Cacique, one of the major players in the sector, following the acquisition of Banco Pecùnia. It has also continued its organic growth by launching new operations in Turkey, the United States and Vietnam.

As for **business finance and services**, new financing[1] by SG Equipment Finance - a European leader in equipment finance for businesses - totalled EUR 8.5 billion in 2007, up 7.7%* vs. 2006. Activity in 2007 was buoyant, especially in Poland (+35.2%*), the Czech Republic (+13.1%*) and Scandinavia (+10.6%*). SG Equipment Finance's outstandings[1] totalled EUR 17.3 billion at end-2007, up 9.5%* vs. end-2006. Net banking income was up 6.5%*.

[1] Excluding factoring

In operational vehicle leasing and fleet management, ALD Automotive is No. 2 in Europe with a fleet under management representing more than 728,000 vehicles at end-2007, or +6.1% at constant structure. Business continues to be focused on Europe where positions have been strengthened in Italy following the purchase from Unicredit of the remaining 50% in their joint subsidiary (Locatrent). At the same time, international expansion has continued with the establishment of new subsidiaries (in Algeria, Serbia, Malaysia and Mexico), taking the geographical coverage to 39 countries.

Overall, **Specialised Financing** revenues increased by +14.4%* in 2007 (+17.9% in absolute terms). Revenues in Q4 07 were up 13.9%* (+21.1% in absolute terms).

Gross new inflows in **Life Insurance** totalled EUR 8.9 billion in 2007, down 8.3%* vs. 2006, which was marked by an exceptional inflow as a result of transfers from PEL accounts. The proportion of unit-linked policies amounted to 30%. 2007 life insurance revenues were substantially higher (+18.9%*) than the previous year, driven by the increase in mathematical reserves (+8.9%). 2007 marked a rapid expansion in the international operation with the establishment of 7 new subsidiaries. Sogecap is now present in 11 countries.

Overall, the **Financial Services** division generated substantially higher revenues totalling EUR 2,838 million in 2007, or +15.1%* (+18.1% in absolute terms). Organic growth, which was particularly significant in consumer credit, was accompanied by a 14.9%* increase in operating expenses (+18.3% in absolute terms). As a result, gross operating income was up +15.3%* (+17.8% in absolute terms) at EUR 1,312 million. Net banking income in Q4 07 was up by 15.6%* at EUR 798 million (+21.6% in absolute terms) and operating expenses (EUR 435 million) rose by +19.0%* (+25.4% in absolute terms). Gross operating income amounted to EUR 363 million in Q4 07 (up by +11.9%* or +17.5% in absolute terms).

The net allocation to provisions (EUR 374 million in 2007) was up 32.9%* vs. 2006, amounting to 89 bp vs. 73 bp in 2006. This trend is due to the strong growth of consumer credit in emerging countries where the cost of risk is higher, especially in Russia and Brazil.

2007 operating income rose by 10.0%* (+11.5% in absolute terms) and the contribution to Group net income by +12.3%*, to EUR 600 million. ROE after tax stood at 16.1% vs. 15.9% in 2006.

Operating income for Q4 07 was up by +14.3%* (+17.6% in absolute terms) and the contribution to Group net income by +16.8%* (+27.3% in absolute terms). ROE for the quarter stood at 17.3%.

6. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	2007	2006	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	3,741	3,195	+17.1%	852	884	-3.6%
*On a like-for-like basis**			*+12.3%*			*-7.3%*
On a like-for-like basis excl. Euronext CG*			*+7.0%*			*NA*
Operating expenses	-2,708	-2,298	+17.8%	-744	-659	+12.9%
*On a like-for-like basis**			*+13.3%*			*+12.5%*
Operating income	992	889	+11.6%	75	222	-66.2%
*On a like-for-like basis**			*+7.3%*			*-79.2%*
On a like-for-like basis excl. Euronext CG*			*-11.9%*			*NA*
Net income	652	577	+13.0%	50	148	-66.2%
Net income excl. Euronext CG			*-11.4%*			*NA*
o.w. Asset Management	169	298	*-43.3%*	-30	77	*NM*
Private Banking	215	159	*+35.2%*	58	39	*+48.7%*
SG SS & Online Savings	268	120	*x2.2*	22	32	*-31.3%*

In EUR billion	2007	2006	Q4 07	Q4 06
Net new money over period	20.1	41.9	-6.1	8.7
Assets under management (at end of period)	435	422	435	422

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities & Services (SG SS) and online savings (Boursorama).

The liquidity crisis prevailing since the summer 2007 has led to a substantial outflow from dynamic money market funds in France, a segment in which SGAM had a significant market share. SGAM decided to ensure the liquidity of some of its funds (most of which are marketed to corporate and institutional clients) and therefore felt the effects of this crisis.
Meanwhile, Private Banking produced excellent performances with a very high net inflow (EUR 8.8 billion in 2007), a substantial increase on 2006.
Overall, Asset Management recorded a net inflow of EUR 20.1 billion (vs. EUR 41.9 billion in 2006) and outstanding assets under management totalled EUR 434.6 billion[1] at the end of the year (vs. EUR 421.8 billion at end-2006). Securities Services confirmed its dynamic growth, with in particular assets under custody up +14.2% at EUR 2,583 billion at end-2007.

Global Investment Management and Services recorded mixed financial performances in 2007: Asset Management, which was heavily impacted by the liquidity crisis, produced lower results, whereas Private Banking and Securities Services posted sharply higher results. Overall, and after the EUR 33 million net allocation to provisions in Q4 07, Global Investment Management and Services recorded operating income up +7.3%* vs. 2006 (+11.6% in absolute terms) at EUR 992 million[2]. The contribution to Group net income was 13.0% higher than in 2006 and totalled EUR 652 million[2].

[1] This figure does not include the assets held by customers of the French Networks (around EUR 118 billion for investable assets exceeding EUR 150,000) nor the assets managed by Lyxor Asset Management (EUR 72.6 billion at December 31st 2007), whose results are consolidated in the Equities business line.
[2] Including the EUR 165 million Euronext capital gain booked in Q2 07

Operating income for Q4 07 totalled EUR 75 million (vs. EUR 222 million in Q4 06). The contribution to Group net income amounted to EUR 50 million, down on Q4 06 (EUR 148 million).

Asset Management

For 2007, the business line posted a positive net inflow of EUR 11.3 billion vs. EUR 34.2 billion in 2006. The slowdown was essentially due to two different factors:

- Firstly, withdrawals from dynamic money market funds (EUR -14.1 billion). SGAM was also forced to ensure the liquidity of some dynamic money market funds for its clients. This decision and the valuation of certain assets resulted in write-downs and losses amounting to EUR 276 million for 2007.
- Secondly, the outflow from CDOs (EUR -7.6 billion) through TCW.

In contrast, note the healthy contribution from the Asian operation, whose inflow for 2007 totalled EUR 6.7 billion.

Assets managed by SGAM totalled EUR 357.7 billion at end-2007, vs. EUR 354.0 billion a year earlier.

Operating expenses increased +5.6%* (and +4.5% in absolute terms) vs. 2006.

SGAM recorded operating income of EUR 274 million in 2007. This was lower than the EUR 477 million posted in 2006. The contribution to 2007 Group net income amounted to EUR 169 million vs. EUR 298 million in 2006.

Net banking income for Q4 07 amounted to EUR 191 million (vs. EUR 348 million in Q4 06) and operating expenses to EUR 227 million (vs. EUR 230 million in Q4 06), taking gross operating income to EUR -36 million vs. EUR 118 million in Q4 06.

The purchase of assets originating from SGAM funds invested in credit-type underlyings could continue in Q1 2008 and, given the situation in the credit markets, lead to further write-downs.

Private Banking

SG Private Banking achieved excellent performances, both commercial and financial, in 2007.

Net inflow totalled EUR 8.8 billion in 2007 (or 13% of assets year-on-year), vs. EUR 7.7 billion in 2006. It was driven by all the geographical regions. Assets under management totalled EUR 76.9 billion at end-2007.

The gross margin was sharply higher (114 bp vs. 103 bp in 2006). As a result, the business line's net banking income was up +27.2%* at EUR 823 million.

The increase in operating expenses (+24.4%* vs. 2006) includes the impact of continued commercial and infrastructure investments and the increase in business performance-linked pay.

The business line's gross operating income (EUR 292 million) was sharply higher (+32.6%*), with the contribution to Group net income also progressing 35.2% to EUR 215 million in 2007.

Net banking income for Q4 07 amounted to EUR 233 million (+36.3%* vs. Q4 06) and operating expenses were up +32.2%* vs. Q4 06 at EUR 157 million. Gross operating income came to EUR 76 million (vs. EUR 53 million in Q4 06).

Société Générale Securities Services (SG SS) and online savings (Boursorama)

SG SS' business volumes grew substantially in 2007.

With 1,582 million lots traded in 2007, up 62.4% vs. 2006, FIMAT continued to boost its global market share[1], which stood at 9.0% at end-2007, vs. 6.7% in 2006.
The launch in January 2008 of Newedge, the result of the merger between FIMAT and Calyon Financial, has produced a leader in derivatives execution and clearing. Owned jointly (50/50) by Société Générale and Calyon, Newedge will be present in more than 70 markets around the world, with 3,000 staff.

The **Global Custodian subdivision** has also enjoyed buoyant business: assets under custody rose 14.2% year-on-year to EUR 2,583 billion at end-2007, reinforcing the Group's ranking as the 3rd largest European custodian. Assets under administration also increased by 20.0% to EUR 444 billion after including the acquisition of the fund administration activities of Pioneer Investments in Germany, a subsidiary of Pioneer Global Asset Management, which enabled the business line to reinforce its position in this activity. Société Générale Securities Services has continued its targeted development strategy, acquiring the securities custody, clearing and administration activities of Capitalia in Q1 2008. The operation is expected to be finalised at end-March 2008.

In 2007, **Boursorama** confirmed its position as a major player in the distribution of online savings products. At end-2007, Boursorama acquired OnVista AG, the German leader in web-based financial information. This operation will enable Boursorama to accelerate its development in Germany, where it is already present via its Fimatex subsidiary. The strong growth of its activities has continued, with a 8.6% increase in the number of executed orders vs. 2006, which represented a high comparison base. Outstanding savings totalled EUR 4.4 billion, or +7.1% year-on-year. The success of the banking offering has been confirmed, with the opening of 14,700 accounts in 2007, taking the total number of bank accounts to nearly 64,000.

Revenues for SG SS and Boursorama (excluding Euronext capital gain) were up +18.4%* vs. 2006 (+30.2% in absolute terms).

Continued investment in the European custody and fund administration platforms combined with a rise in performance-linked pay due to the growth in business resulted in a 14.5%* increase in operating expenses vs. 2006. The C/I ratio was down, at 81.7% (excluding Euronext capital gain) vs. 84.3% in 2006. Operating income was 29.2%* higher (excluding Euronext capital gain).

Net banking income for Q4 07 totalled EUR 428 million (+19.8%* vs. Q4 06) and operating expenses were up 18.2%* vs. Q4 06 (EUR 360 million). Operating income amounted to EUR 39 million (vs. EUR 51 million in Q4 06), after the recording of a net allocation to provisions of EUR 29 million, primarily in respect of provisions on two accounts (EUR 24 million).

[1] Market share in the main markets of which Fimat is a member.

7. CORPORATE AND INVESTMENT BANKING

In EUR million **	2007	2006**	Change 07/06	Q4 07	Q4 06	Change Q4/Q4
Net banking income	**4,522**	**6,860**	**-34.1%**	**-661**	**1,688**	**NM**
*On a like-for-like basis**			*-32.8%*			*NM*
Financing and Advisory	1,859	1,559	+19.2%	681	439	+55.1%
Fixed Income, Currencies and Commodities	-885	2,252	NM	-2,099	594	NM
Equities	3,548	3,049	+16.4%	757	655	+15.6%
Operating expenses	**-3,425**	**-3,755**	**-8.8%**	**-489**	**-930**	**-47.4%**
*On a like-for-like basis**			*-6.9%*			*-45.2%*
Gross operating income	**1,097**	**3,105**	**-64.7%**	**-1,150**	**758**	**NM**
*On a like-for-like basis**			*-64.0%*			*NM*
Net allocation to provisions	**56**	**93**	**NM**	**5**	**16**	**-68.8%**
Operating income excluding net loss on unauthorised and concealed market activities	**1,153**	**3,198**	**-63.9%**	**-1,145**	**774**	**NM**
*On a like-for-like basis**			*-63.2%*			*NM*
Net loss on unauthorised and concealed market activities	**-4,911**	**0**	**NM**	**-4,911**	**0**	**NM**
Operating income including net loss on unauthorised and concealed market activities	**-3,758**	**3,198**	**NM**	**-6,056**	**774**	**NM**
Net income	**-2,221**	**2,338**	**NM**	**-3,918**	**585**	**NM**

	2007	2006	Q4 07	Q4 06
ROE after tax	**NM**	**47.6%**	**NM**	**46.2%**

** Excl. Cowen

The results of **Société Générale Corporate & Investment Banking** (SG CIB) are presented in accordance with the division's organisational structure implemented at the beginning of Q1 07. Historical comparable data have been adjusted and are also now presented excluding Cowen.

Société Générale Corporate & Investment Banking (SG CIB) posted a negative contribution to Group net income of EUR -2,221 million in 2007, due to the combination of an exceptional fraud (EUR 4.9 billion net loss on unauthorised and concealed trading activities) and the US financial crisis.

Net banking income totalled EUR 4,522 million in 2007 or -32.8%* vs. 2006 (-34.1% in absolute terms). The growth in Equities activities and Financing & Advisory (net banking income up +18.4%* and +21.0%* respectively vs. 2006) helped limit the financial crisis' substantial impact on the Fixed Income, Currencies & Commodities business. Corporate and Investment Banking's Q4 07 revenues came to EUR -661 million (vs. EUR 1,688 million in Q4 06).

Trading revenues were heavily impacted by the financial crisis in the United States (negative contribution of EUR 1,174 million in 2007). Client-driven revenues continued to grow and amounted to EUR 5,197 million, or +14.5% vs. 2006. The increase for Q4 07 was +3.7% vs. Q4 06.

Revenues for the Equities business were up +18.4%* in 2007 (+16.4% in absolute terms) vs. 2006 at EUR 3,548 million, after growing +18.1%* (+15.6% in absolute terms) in Q4 07 on the back of the financial crisis. Equity trading activities were affected by the subprime crisis (-15.4% vs. 2006 at EUR 1,251 million). Revenues from client-driven activities continued to grow (+35.8% vs. 2006), confirming the robustness of the franchise. As a result, flow products, structured products and cash equities produced good performances in 2007. Lastly, Lyxor saw its managed outstandings increase by EUR 11.6 billion in 2007, confirming clients' interest in its products and its model.

The Fixed Income, Currencies & Commodities business posted net banking income in 2007 of EUR -885 million due to EUR 2.6 billion of write-downs and losses on US mortgage-related exposures, including:

- EUR -1,250 million relating to super senior tranches of unhedged CDOs (including EUR 1,083 million recorded in Q4 07),
- EUR -947 million[1] (entirely recorded in Q4 07) relating to the counterparty risk on monoline insurers (gross exposure of EUR 1.9 billion at December 31st 2007, adjusted to EUR 1.3 billion after taking into account CDS hedges purchased from banking counterparties, i.e. net exposure after write-down of EUR 0.4 billion),
- EUR -325 million on the RMBS trading portfolio. Written down on the basis of market parameters, this portfolio has been largely hedged or sold. At December 31st 2007, RMBS exposure, net of write-downs and unhedged, amounted to EUR 184 million.

The decision to consolidate the SIV (Structured Investment Vehicle) PACE at December 31st 2007 resulted in the recording of EUR -49 million under net banking income in Q4 07.

However, client-driven activities increased +15.7% in 2007 to EUR 1,404 million, particularly for flow products and structured rates.

Financing & Advisory revenues grew +21.0%* vs. 2006, to EUR 1,859 million (+19.2% in absolute terms). SG CIB confirmed its place among the leaders in euro capital markets: in 2007, it ranked No.3 for euro bond issues (IFR) and was named "Euro Bond House of the Year" (IFR).

SG CIB's operating expenses fell -6.9%* to EUR 3,425 million in 2007 (-8.8% in absolute terms). The C/I ratio was 75.7% in 2007. Operating expenses in Q4 07 totalled EUR 489 million (-45.2%* vs. Q4 06).

Corporate and Investment Banking recorded a EUR 56 million provision write-back in 2007 (vs. a EUR 93 million write-back in 2006). There was a EUR 5 million write-back in Q4 07 (EUR 16 million write-back in Q4 06). In a particularly uncertain and difficult environment, the Group expects an increase in the cost of risk in the next few months.

Corporate and Investment Banking made a total contribution to operating income in 2007, excluding the net loss on unauthorised and concealed trading activities, of EUR 1,153 million (vs. EUR 3,198 million in 2006). This same contribution was EUR -1,145 million in Q4 07 (EUR 774 million in Q4 06).

The division's ROE after tax, adjusted for the net loss on unauthorised and concealed trading activities, stood at 17.9%.

---

[1] Including EUR 47 million relating to the exposure to ACA (fully written down at December 31st 2007)

8. CORPORATE CENTRE

The Corporate Centre recorded gross operating income of EUR 226 million in 2007 (vs. EUR 70 million in 2006). Income from the equity portfolio amounted to EUR 502 million. At December 31st 2007, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, amounted to EUR 0.6 billion, representing market value of EUR 1.0 billion.

In managing the liquidity of some SGAM funds, the Group subscribed to units in two dynamic money market funds in Q4 07. The write-downs and depreciation for the cost of risk recorded on these units due to the liquidity crisis had an impact of EUR -49 million on the Corporate Centre's operating income.

9. CONCLUSION

In an environment of financial crisis and despite the impact of the fraud, the Group generated positive net income of EUR 947 million in 2007 due to the diversity of its model.

The Société Générale Group intends to use the substantial generation of capital by its two core businesses, the French Networks and Corporate and Investment Banking, to pursue expansion in its businesses and its markets with strong potential. The Group will also implement its operating efficiency improvement programme in 2008.

2008 financial communication calendar and events	
May 13th 2008	**Publication of first quarter 2008 results**
May 27th 2008	**Annual General Meeting**
June 3rd 2008	**Dividend detachment**
June 6th 2008	**Dividend payment**
August 5th 2008	**Publication of second quarter 2008 results**
November 6th 2008	**Publication of third quarter 2008 results**

APPENDIX 1: FIGURES AND QUARTERLY RESULTS BY CORE BUSINESSES

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Full Year				Fourth quarter			
	2007	2006	Change 07/06		2007	2006	Change Q4/Q4	
Net banking income	21,923	22,417	-2.2%	-2.8%(*)	3,880	5,671	-31.6%	-32.6%(*)
Operating expenses	(14,305)	(13,703)	+4.4%	+4.0%(*)	(3,416)	(3,589)	-4.8%	-5.0%(*)
Gross operating income	**7,618**	**8,714**	**-12.6%**	**-13.6%(*)**	**464**	**2,082**	**-77.7%**	**-80.0%(*)**
Coût net du risque	(905)	(679)	+33.3%	+29.3%(*)	(301)	(231)	+30.3%	+26.1%(*)
Operating income excluding net loss on unauthorised and concealed market activities	**6,713**	**8,035**	**-16.5%**	**-17.2%(*)**	**163**	**1,851**	**-91.2%**	**-93.4%(*)**
Net loss on unauthorised and concealed market activities	(4,911)	0	NM	NM	(4,911)	0	NM	NM
Operating income including net loss on unauthorised and concealed market activities	**1,802**	**8,035**	**-77.6%**	**-79.6%(*)**	**(4,748)**	**1,851**	**NM**	**NM**
Net income from other assets	40	43	-7.0%		13	2	NM	
Net income from companies accounted for by the equity method	44	18	N/S		12	(3)	N/S	
Impairment losses on goodwill	0	(18)	NM		0	(18)	NM	
Income tax	(282)	(2,293)	-87.7%		1,534	(523)	N/S	
Net income before minority interests	**1,604**	**5,785**	**-72.3%**		**(3,189)**	**1,309**	**NM**	
o.w. minority interests	657	564	+16.5%		162	130	+24.6%	
Net income	**947**	**5,221**	**-81.9%**		**(3,351)**	**1,179**	**NM**	
Annualised Group ROE after tax (%)	3.6%	25.8%			NM	21.2%		
Tier One ratio at end of period	6.6%	7.8%			6.6%	7.8%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Full Year			Fourth quarter		
	2007	2006	Change 07/06	2007	2006	Change Q4/Q4
French Networks	**1,375**	**1,344**	**+2.3%**	**315**	**318**	**-0.9%**
International Retail Banking	**686**	**471**	**+45.6%**	**202**	**132**	**+53.0%**
Financial Services	**600**	**521**	**+15.2%**	**168**	**132**	**+27.3%**
Global Investment Management & Services	**652**	**577**	**+13.0%**	**50**	**148**	**-66.2%**
o.w. Asset Management	169	298	-43.3%	(30)	77	NM
o.w. Private Banking	215	159	+35.2%	58	39	+48.7%
o.w. SG SS + Online Savings	268	120	NM	22	32	-31.3%
Corporate & Investment Banking	**(2,221)**	**2,340**	**NM**	**(3,918)**	**585**	**NM**
Corporate and Investment Banking (excluding Cowen)	(2,221)	2,338	NM	(3,918)	585	NM
CORE BUSINESSES	**1,092**	**5,253**	**NM**	**(3,183)**	**1,315**	**NM**
Corporate Centre	**(145)**	**(32)**	**NM**	**(168)**	**(136)**	**NM**
GROUP	**947**	**5,221**	**NM**	**(3,351)**	**1,179**	**NM**

QUARTERLY RESULTS BY CORE BUSINESSES

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
French Networks												
Net banking income	1,545	1,513	1,559	1,678	1,698	1,730	1,677	1,728	1,736	1,789	1,746	1,787
Operating expenses	-1,093	-1,081	-1,054	-1,088	-1,130	-1,093	-1,084	-1,143	-1,145	-1,126	-1,108	-1,187
Gross operating income	*452*	*432*	*505*	*590*	*568*	*637*	*593*	*585*	*591*	*663*	*638*	*600*
Net allocation to provisions	-68	-67	-64	-85	-61	-71	-55	-88	-78	-78	-68	-105
Operating income	*384*	*365*	*441*	*505*	*507*	*566*	*538*	*497*	*513*	*585*	*570*	*495*
Net income from other assets	0	1	0	1	0	2	1	2	3	1	0	0
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0	1	0	1
Income tax	-134	-129	-154	-177	-173	-192	-185	-169	-176	-199	-192	-169
Net income before minority interests	*250*	*238*	*287*	*329*	*334*	*377*	*354*	*331*	*340*	*388*	*378*	*327*
o.w. minority interests	12	11	11	11	13	14	12	13	13	19	14	12
Net income	*238*	*227*	*276*	*318*	*321*	*363*	*342*	*318*	*327*	*369*	*364*	*315*
Average allocated capital	4,897	5,063	5,208	5,375	5,547	5,702	5,756	5,806	5,965	6,155	6,335	6,456
ROE after tax	19.4%	17.9%	21.2%	23.7%	23.1%	25.5%	23.8%	21.9%	21.9%	24.0%	23.0%	19.5%
International Retail Banking												
Net banking income	541	572	576	656	641	669	695	781	763	860	871	950
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465	-498	-494	-529
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*	*362*	*377*	*421*
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58	-53	-44	-49
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*	*309*	*333*	*372*
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20	1	-2	9
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8	11	8	9
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64	-78	-82	-96
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*	*243*	*257*	*294*
o.w. minority interests	47	50	49	48	57	57	57	61	60	75	85	92
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*	*168*	*172*	*202*
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701	1,796	1,917	2,025
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%	37.4%	35.9%	39.9%
Financial Services												
Net banking income	459	494	498	570	562	592	594	656	645	688	707	798
Operating expenses	-250	-263	-268	-317	-304	-318	-321	-347	-344	-372	-375	-435
Gross operating income	*209*	*231*	*230*	*253*	*258*	*274*	*273*	*309*	*301*	*316*	*332*	*363*
Net allocation to provisions	-38	-49	-57	-55	-66	-60	-60	-87	-84	-86	-102	-102
Operating income	*171*	*182*	*173*	*198*	*192*	*214*	*213*	*222*	*217*	*230*	*230*	*261*
Net income from other assets	0	0	0	0	0	0	0	-1	0	1	0	0
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2	-3	-1	-1
Income tax	-60	-64	-59	-69	-67	-75	-74	-75	-73	-77	-78	-87
Net income before minority interests	*111*	*118*	*114*	*121*	*126*	*136*	*137*	*136*	*142*	*151*	*151*	*173*
o.w. minority interests	2	2	3	4	3	4	3	4	4	4	4	5
Net income	*109*	*116*	*111*	*117*	*123*	*132*	*134*	*132*	*138*	*147*	*147*	*168*
Average allocated capital	2,604	2,706	2,797	2,909	3,094	3,264	3,301	3,462	3,560	3,681	3,779	3,884
ROE after tax	16.7%	17.1%	15.9%	16.1%	15.9%	16.2%	16.2%	15.3%	15.5%	16.0%	15.6%	17.3%

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	602	608	640	734	769	775	767	884	919	1,116	854	852
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649	-677	-638	-744
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*	*439*	*216*	*108*
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1	-5	-2	-33
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*	*434*	*214*	*75*
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83	-136	-64	-12
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*	*298*	*148*	*59*
o.w. minority interests	12	9	11	11	14	10	5	9	10	9	11	9
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*	*289*	*137*	*50*
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239	1,282	1,456	1,550
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%	90.2%	37.6%	12.9%
o.w. Asset Management												
Net banking income	269	259	286	338	333	305	295	348	340	345	243	191
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212	-226	-176	-227
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*	*119*	*67*	*-36*
Net allocation to provisions	0	0	0	-2	0	0	0	1	0	0	0	-4
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*	*119*	*67*	*-40*
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	-4
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	0
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43	-41	-22	15
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*	*78*	*43*	*-29*
o.w. minority interests	9	7	7	8	9	2	3	2	3	1	3	1
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*	*77*	*40*	*-30*
Average allocated capital	287	327	307	272	287	293	276	265	277	302	404	502
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%	102.0%	39.6%	NM
o.w. Private Banking												
Net banking income	127	129	135	149	164	164	156	174	191	198	201	233
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118	-126	-130	-157
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*	*72*	*71*	*76*
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0	-1	0	0
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*73*	*71*	*71*	*76*
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17	-15	-17	-14
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*	*56*	*54*	*62*
o.w. minority interests	2	2	2	2	3	3	2	4	3	3	3	4
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*	*53*	*51*	*58*
Average allocated capital	283	316	329	340	376	386	372	377	396	410	435	466
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%	51.7%	46.9%	49.8%
o.w. SG SS & Online Savings												
Net banking income	206	220	219	247	272	306	316	362	388	573	410	428
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319	-325	-332	-360
Gross operating income	*31*	*38*	*35*	*27*	*44*	*56*	*43*	*54*	*69*	*248*	*78*	*68*
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1	-4	-2	-29
Operating income	*31*	*37*	*35*	*25*	*43*	*55*	*43*	*51*	*68*	*244*	*76*	*39*
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-10	-12	-13	-8	-14	-17	-15	-16	-23	-80	-25	-13
Net income before minority interests	*21*	*25*	*22*	*17*	*29*	*38*	*28*	*35*	*45*	*164*	*51*	*26*
o.w. minority interests	1	0	2	1	2	5	0	3	4	5	5	4
Net income	*20*	*25*	*20*	*16*	*27*	*33*	*28*	*32*	*41*	*159*	*46*	*22*
Average allocated capital	240	274	294	307	356	373	426	555	566	570	617	582
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%	111.6%	29.8%	15.1%

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947	2,077	1,159	-661
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081	-1,112	-743	-489
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*	*965*	*416*	*-1,150*
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5
Operating income excluding net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-1,145*
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*
Operating income including net loss on unauthorised and concealed market activities	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	*-6,056*
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233	-274	-101	2,109
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*	*723*	*314*	*-3,918*
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*	*721*	*310*	*-3,918*
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303	5,731	5,888	5,811
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%	50.3%	21.1%	NM
Banque de Financement et d'Investissement (hors cowen)												
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947	2,077	1,159	-661
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*	*449*	*375*	*681*
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*	*584*	*105*	*-2099*
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*	*1044*	*679*	*757*
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081	-1,112	-743	-489
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*	*965*	*416*	*-1,150*
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	5
Operating income excluding net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-1,145*
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	*0*	*0*	*0*	*-4,911*
Operating income including net loss on unauthorised and concealed market activities	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	*-6,056*
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	24
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	5
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	*0*
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233	-274	-101	2,109
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*	*723*	*314*	*-3,918*
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	0
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*	*721*	*310*	*-3,918*
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303	5,731	5,888	5,811
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%	50.3%	21.1%	NM
Corporate Centre												
Net banking income	53	38	102	31	144	111	12	-66	36	92	38	154
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14	-32	-16	-32
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*	*60*	*22*	*122*
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0	5	-1	-17
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*	*65*	*21*	*105*
Net income from other assets	158	0	-1	-5	2	2	-3	2	0	4	-1	-16
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1	-2	-1	-2
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0	0	0	0
Income tax	56	52	11	52	29	-2	62	45	16	45	33	-211
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*	*112*	*52*	*-124*
o.w. minority interests	61	46	49	54	55	58	61	41	57	62	59	44
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*	*50*	*-7*	*-168*

	2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046	6,622	5,375	3,880
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698	-3,817	-3,374	-3,416
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*	*2,805*	*2,001*	*464*
Net allocation to provisions	-73	-115	-120	-140	-162	-152	-134	-231	-192	-186	-226	-301
Operating income excluding net loss on unauthorised and concealed market activities	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*	*2,619*	*1,775*	*163*
Net loss on unauthorised and concealed market activities	0	0	0	0	0	0	0	0	0	0	0	*-4,911*
Operating income including net loss on unauthorised and concealed market activities	1,692	1,446	1,735	1,689	2,197	2,068	1,919	1,851	2,156	2,619	1,775	*-4,748*
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*	*6*	*-3*	*13*
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*	*9*	*12*	*12*
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*	*0*	*0*	*0*
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*	*-719*	*-484*	*1,534*
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*	*1,915*	*1,300*	*-3,189*
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*	*171*	*177*	*162*
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*	*1,744*	*1,123*	*-3,351*
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268	23,727	24,324	23,413
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%	29.0%	18.0%	NM

APPENDIX 2: METHODOLOGY

1 – The potential accounting impact of the unauthorised transactions is not reflected in the interim financial statements, management reports and quarterly results.

The interim financial statements and related Group management report as of and for the six-month period ended June 30th 2007, the quarterly results as of and for the three-month and nine-month period ended March 31st 2007 and September 30th 2007 correspond to published historical data.

2 – The Group's results were approved by the Board of Directors on February 20th 2008.

The financial information presented for 2007 and comparative information in respect of the 2006 financial year have been prepared by applying accounting principles and methods in accordance with IFRS, as adopted in the European Union and applicable at those dates.

3 - Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity excluding conversion reserves, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 24 million in Q4 07 and EUR 83 million for full-year 2007 vs. EUR 10 million in Q4 06 and EUR 41 million for full-year 2006).

4 - Earnings per share is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 55 million in 2007 and EUR 28 million in 2006) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 28 million for 2007 vs. EUR 13 million for 2006, (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

5 - Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 2.48 billion), undated subordinated notes previously recognised as debt (EUR 0.87 billion), and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at December 31st 2007, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract.

'20.02.08

Progress report of the Special Committee of the Board of Directors of Société Générale

1. The Special Committee was given the following tasks by the Board of Directors: ensure that the causes and sizes of the trading losses uncovered by the bank in January 2008 have been completely identified, that measures have been, or will be, put in place to prevent the reoccurrence of incidents of the same nature, that the information communicated by the bank faithfully reflects the findings of the inquiries and that management of the situation is conducted in the best interests of the company, its shareholders, its clients, and its employees.

2. On January 24th 2008, the bank's General Inspection department was given the responsibility to perform an internal audit. The Banking Commission dispatched an audit team which commenced its work on January 25th 2008. Criminal proceedings were opened on January 28th 2008 by the investigating magistrates, Van Ruymbeke and Desset, who entrusted the investigation to the Paris financial brigade. The French securities regulator (AMF) has opened an inquiry into the financial information and the market for Société Générale shares. The Minister of the Economy, Finance and Employment delivered a report on these events to the Prime Minister on February 4th 2008.

3. The aim of the audit carried out by the General Inspection department is to establish the chronology of the fraudulent positions, to identify the responsibilities and control malfunctions which allowed the fraud to occur, to seek the motives for the fraud and any accomplices and to confirm the absence of any other frauds using some of the same mechanisms in other equity market activities. The scope of the mission was reviewed and approved by the Special Committee, which enlisted PriceWaterhouseCoopers to review the work performed by the General Inspection.

4. To successfully carry out its mission, the General Inspection used a team of over forty employees. The aims of the different investigations are not identical but their realisation is largely based on the same tasks and on interviews with the same individuals. Consequently, the General Inspection was given responsibility for coordinating requests from the other investigating bodies with which it is cooperating in a spirit of transparency and efficiency. It goes without saying that the criminal investigation takes priority over the other inquiries and, given its constraints, it has prevented the bank's General Inspection department from carrying out all of the interviews required for its conclusions.

5. The Special Committee submits below its assessment of the interim conclusions of the internal audit mission carried out by the General Inspection department of the Société Générale, as well as a status update on the measures designed to strengthen the control systems in order to avoid the occurrence of similar frauds.

The nature of the trading activities where the fraud occurred

6. In the Global Equities Derivatives Solutions (GEDS) department of the Corporate and Investment Banking arm of Société Générale, the trading activities where the fraud

occurred can be separated into two main types of activities, depending on whether they are directly linked or not to client operations.

The former activities involve carrying out transactions in the market with a view to reducing or even eliminating the risk for the bank resulting from operations carried out for its clients.

The latter activities, called arbitrage or proprietary trading involve taking advantage of differences in the valuation of correlated assets, for example, by purchasing a portfolio of financial instruments while selling at the same time another portfolio of very similar financial instruments but with a slightly different value. The fact that the two portfolios have very similar characteristics and that they offset each other means that these activities present very little market risk. As the differences in value are often very small, numerous transactions are required involving sometimes high nominal amounts in order to generate any significant income.

In both cases, trading activities are not allowed to take positions on rises or falls in the market (called directional risk) unless they are residual, over a short period, and within strictly defined limits.

Intermediary conclusions of the internal audit mission

7. The conclusions of the internal audit mission confirm the main characteristics of the fraud, as explained on January 24th 2008 by Société Générale's management.

8. The author of the fraud departed from his normal arbitrage activities and established genuine "directional" positions in regulated markets, concealing them through fictitious transactions in the opposite direction. The various techniques used consisted primarily of:
   - purchases or sales of securities or warrants with a deferred start date;
   - futures transactions with a pending counterparty;
   - forwards with an internal Group counterparty.

9. The author of the fraud began taking these unauthorised directional positions, in 2005 and 2006 for small amounts, and from March 2007 for large amounts. These positions were uncovered between January 18th and 20th 2008. The total loss resulting from these fraudulent positions has been identified and amounts to 4.9 billion euros, after their unwinding between January 21st and 23rd 2008.

10. The General Inspection department believes that, on the whole, the controls provided by the support and control functions were carried out in accordance with the procedures, but did not make it possible to identify the fraud before January 18th 2008. The failure to identify the fraud until that date can be attributed firstly to the efficiency and variety of the concealment techniques employed by the fraudster, secondly to the fact that operating staff did not systematically carry out more detailed checks, and finally to the absence of certain controls that were not provided for and which might have identified the fraud. The Inspection General department has refrained from drawing any conclusions at this stage regarding the responsibility of the front office managers supervising the fraud's author, given the ongoing legal investigation which has not enabled it to interview all those concerned. At this stage

of the investigations, there is no evidence of embezzlement or internal or external complicity (i.e. the existence of a third party who knowingly assisted the fraudster to conceal his positions).The investigations are continuing, in particular, to cover a wider area than the activities of the author of the fraud.

11. After receiving the comments of Price Waterhouse Coopers, the Special Committee concurs with these conclusions. It has decided to make public the General Inspection department's interim summary report. The report is attached to this press release.

Measures aimed at reinforcing the control system in order to prevent further frauds

12. As soon as the fraud was uncovered, weaknesses were identified in the supervision and control system which required immediate corrective measures. Consequently, action plans were immediately implemented as part of a structured plan consisting of three priority areas:
    - Strengthening IT security through the development of strong identification solutions (biometry), the acceleration of current structural plans for the management of access security and targeted security audits
    - Reinforcing controls and alert procedures; these are reviewed mainly to ensure the appropriate circulation of relevant information between the different units and at the appropriate management level
    - Strengthening the organisational structure and governance of the operational risk prevention system to develop its cross-functional nature and better take account of the fraud risk, including from a human resources perspective.

13. The bank took into account in its action plans the comments and recommendations made in the report delivered by the Minister of the Economy, Finance and Employment to the Prime Minister on February 4th 2008. The bank has implemented or has initiated the implementation of additional measures designed to strengthen its control systems each time it appeared necessary on the aspects highlighted by the report.

14. The Special Committee has entrusted Price Waterhouse Coopers with the task of analysing all the measures that will be implemented, assessing the relevance of the measures, and making any recommendations that it deems appropriate. Price Waterhouse Coopers' report will be given to the Board of Directors and will be made public prior to the Annual General Meeting.

15. The Special Committee has ensured that the information distributed by the bank faithfully reflects the findings of the investigations and that the situation is properly managed in the best interests of the company, its shareholders, clients and staff. It will continue to do so over the next few months and will report on its mission to the Annual General Meeting of shareholders on May 27th 2008.

Translation from the French

SOCIETE GENERALE

GENERAL INSPECTION DEPARTMENT

MISSION *GREEN*

Summary report
Interim conclusions as of February 20, 2008

- FEBRUARY 20, 2008 -

On January 24, 2008, the General Inspection (SEGL/INS) was entrusted by the Group's Executive Committee with the assignment of carrying out an investigation concerning the fraud committed by Jérôme KERVIEL (JK), trader in the equity derivatives division on the Turbo warrants market (cf. exhibit no. 1).

This report lays out the conclusions of this assignment as of February 20, 2008, with certain aspects of the investigations still ongoing (in accordance with the request of the Brigade Financière *[French financial crime unit], we have in particular not yet been able to meet with all persons in charge within the immediate supervisors of the perpetrator of the fraud).*

1. MECHANISMS AND TIMETABLE OF THE FRAUD

Our investigations allow the principal characteristics of the fraud, as presented from January 24, 2008 onwards by our Bank, to be confirmed. The fraud consisted of the taking of massive directional positions which JK hid, together with their risks and their profits (*cf.* exhibit no. 2), by means of a series of concealment techniques (*cf.* exhibit no. 3).

> *The reference document communicated to the regulators, to the Statutory Auditors and to the financial community reflects at this stage the reality of the major principles of the scheme.*

The timetable of events as shown by our investigations (*cf.* exhibit no. 4) moreover demonstrates that JK's fraudulent activity, launched in 2005, took on massive proportions from March 2007 onwards, to reach a global loss of EUR 4.9 billion:

- 2005 and 2006: presence of some fraudulent transactions (notably SOLARWORLD positions of between EUR 100 and 150 million between June and October 2006) for a still limited amount of P&L[1];
- 2007: progressive constitution from March onwards of a short position on index futures reaching EUR 28 billion on 06/30/2007 (together with directional positions on equities reaching up to EUR 600 million, depending on the month), unwound in November and generating a profit of EUR 1.5 billion;
- 2008: constitution between 01/02 and 01/18 of a EUR 49 billion long position on index futures, discovered on 01/20 then unwound between 01/21 and 01/23, leading to a loss of EUR 6.4 billion.

  *Our investigations have validated those carried out by SG CIB teams between 01/19 and 01/23 in order to identify the incriminated positions on the four principle operational centers ("*Groupe opérationnel des pôles*" or GOP, [transactional centers]) used by JK and the results issued from their unwinding. Equivalent investigations have been carried out on four other* GOPs *within the scope of JK's involvement: no fraudulent positions have been found. Nevertheless, some additional investigations remain to be finalized in order to confirm the exhaustive identification of the fraudulent positions: we have, on the one hand, detected JK trades within the 28 other* GOPs *in relation to which our initial reports are reassuring and the analysis of which is currently being finalized[2]; we are, on the other hand, currently awaiting the absorption by OPER of numerous discrepancies in order to bring together all of the equity positions (over the 36* GOPs*), which* a priori *involve small amounts[3].*

The investigation of potential access by JK into IT systems using another person's identity is currently ongoing.

---

[1] Estimated fraudulent P&L (gross earnings before taxes and charges) at this stage: EUR 180,000 in 2005, EUR 1.8 million in 2006.

[2] This mostly involves *GOPs* previously used by JK and no fictitious transactions have been detected here so far. Although our checks have not all been totally completed (recovery of documentary evidence), no major discrepancies have been revealed at this stage.

[3] EUR 22 million position on 01/18/2008 over JK's eight main GOPs (EUR 18 million on 12/31/2007).

The seven unwarranted access incidents initially identified by the SGCIB task force have not in fine *been proven (the task force had wrongly interpreted the information gathered on this subject).*

2. MALFUNCTIONING AND PERSONS IN CHARGE INVESTIGATED

- **Concerning the support and control functions (OPER, ACFI, RISQ, GEDS/GSD[4]), the controls in place were as a whole implemented and carried out in accordance with procedures but did not allow the fraud to be identified before 01/18/2008. On the other hand, controls which would have allowed the fraud to be identified were missing.**

Indeed, our investigations have allowed us to acknowledge that the specified controls were indeed implemented (no evidence to the contrary at this stage) without however triggering an alert that was sufficiently loud or persistent to allow the fraud to be identified before 01/18. Following an analysis of the controls carried out by ACFI, OPER or RISQ during 2007 and 2008 (discrepancies, pending, excess amounts, etc.) and the anomalies detected, it appears that **cases of operational staff failure in relation to the procedures in force in the performance of control methods liable to reveal fraud are rare** (one case in OPER on the control of front-back discrepancies, two others within GEDS/GSD on the monitoring of counterparty risk). ACFI controls on regulatory equity capital requirements in relation to counterparty risk finally allowed the fraud to be brought to light.

At this stage of our investigations, the absence of any identification of fraud by operational staff up until 01/18/2008 can be explained by:

- **the efficacy and variety of the concealment techniques used by JK**: lies, production of forged documents, sufficient diversity of fictitious transaction types to reduce the number of cases in which he would have dealt with the same interlocutors (exploiting in particular the organization by product of OPER);
  By his rapid actions (cancellation or modification of anomalous transactions), JK provided operational staff with an immediate solution. We have moreover found seven cases of false emails (cf. exhibit no. 5).
- **the fact that the operational staff did not systematically check in further detail, above and beyond the procedures in force** (*cf.* exhibit no. 6);
  Failing this, operational staff also did not have the reflex to inform their hierarchical superiors or front office superiors of the appearance of anomalies, even for high amounts, if this was not specifically stated as part of the relevant procedures.
- **the absence of certain control measures** for which no provision was made and which would have been liable to identify the fraud, essentially within OPER;
  No control exists over cancelled or modified transactions or over transactions with a deferred start date, or over transactions with technical counterparties, or over positions with a high nominal, or over non-transactional flows during a given month, all analyses which would probably have allowed the fraud to be identified.

- **Concerning front office (GEDS/DAI/TRD), at this stage, we refrain from drawing any conclusions as to the liability of JK's hierarchical superiors given the criminal proceedings currently underway, which have prevented us from interviewing all of the protagonists.**

- **Moreover, external alert signals did not allow the fraud to be revealed:**

[4] OPER: operations department covering SGCIB's back and middle offices; ACFI: SGCIB accounting and financial affairs department; RISQ: Group risk management; GEDS/GSD: front office support team within GEDS in charge of investigating any cases in which limits on counterparty risk in market transactions are exceeded.

- a EUREX inquiry was carried out in 11/2007 concerning JK's activity: **SEGL/DEO and JK's direct hierarchical superior** were satisfied with the trader's explanations, which were not verified, contradicting EUREX's assertions concerning the direction of the positions;
- in the light of the strong growth in net banking income of a FIMAT desk used by JK, FIMAT launched an internal investigation in 11/2007 on the regulatory conformity of these transactions. This investigation recommended including other factors in its analysis and suggested that SG should be contacted in order to "examine together the increase in execution volumes entrusted by SGCIB", which was considered to be premature by **the subsidiary's management** as the investigations underway had not been completed. This investigation had not been finalized at the moment of the discovery of the fraud by SG.

3. MOTIVES AND POTENTIAL COLLUSION

On the basis of the investigations which we have been able to complete to date and which are within the scope of our competence[5], **we have not identified any indication of embezzlement of funds**[6]. It nevertheless appears that JK might have been able to take advantage of his fraudulent activities in order to increase his "official" P&L and therefore to increase indirectly the amount of flexible compensation that could be claimed by him for 2007.

JK had earned a EUR 60,000 bonus for the fiscal year 2006. He had asked for EUR 600,000 for 2007 but had obtained only EUR 300,000.

Similarly, at this stage, **we have not identified any sign of internal or external collusion,** *i.e.* the existence of any third party having consciously helped JK to conceal his activities.

Certain elements for further in-depth investigation have however been noted:

- the review of JK's chat on Reuters;
- the extensive internal network of personal relationships which JK maintained, in particular with operational staff in support and control roles.

4. ADDITIONAL VERIFICATIONS WITHIN SGCIB

- **Initial findings concerning GEDS.**

Our checks have focused on the techniques used by JK, i.e. *(i) transactions cancelled between early 2007 and late January 2008, (ii) trades with deferred value dates (allowing confirmation to be postponed), (iii) trades registered with technical counterparties which remain blocked in buffer banks and escape back office control, (iv) transactions with CLICKOPTIONS which are not confirmed, (v) operational centers which exteriorize an abnormal development in nominal amounts entered in futures contracts and (vi) on vacation taken by GEDS traders.*

Our investigations are still on-going and have not, at this stage, led to the identification of any fraud other than that committed by JK.

- **Widened scope of investigations.**

[5] On the one hand, certain of our investigations are still underway, such as, for example, the analysis of cash pending within the scope of JK's activities; on the other hand, it is within the competence of the current criminal inquiry and outside our competence to lead investigations into bank accounts potentially held in other banks by JK or by those close to him.

[6] SG bank accounts have been examined, together with off-market price transactions and OTC transactions with counterparties outside of the SG Group which would have allowed JK to embezzle funds with the potential collusion of a third party.

In accordance with our assignment letter, we have defined a number of controls allowing verification that traders operating within GEDS or FICC are not using fraudulent techniques similar to those used by JK. In order to do this, we have identified two areas for work:

- one, having priority, based on the principal fraudulent mechanisms used by JK (cancellation of transactions, utilization of internal or technical counterparties, etc.);
- the other, complementary, will potentially be implemented at a later date in order to refine the profiling of suspicious trades.

* * *

5. QUALIFICATION AND WORK IN PROGRESS

The major part of our investigation has been launched; however, a certain number of investigations have not yet been completed.

Principally, the following tasks are still to be completed: the finalization of the certification of JK's positions (notably equity positions), an exhaustive analysis of the trades carried out by JK since 2005, the complete identification of his fraudulent P&L since 2005, the analysis of pending cash, the exhaustive analysis of internal deals between JK and other SG traders, further in-depth analysis concerning the possibility of breaches of front office system security, an exhaustive study of the electronic mailboxes and telephone recordings of JK and those of his professional contacts.

* * *

<u>Exhibit no. 1</u>: JK's activities.

- **Turbo warrants**
  - Principle: SG sells warrants with knock-out options ("*à barrière désactivante*") to its clients (principally as call options, *i.e.*, purchase/call options offered to the client) and covers itself by buying the underlying asset in question.
  - Strategy: "long turbos" are "calls down and out", *i.e.* purchase options that can be deactivated if the spot price falls (allows the client to place money on a rise in the price of the underlying equity), whereas "short turbos" are "puts in and out", *i.e.* options to sell that can be deactivated if the spot price rises (allows the client to speculate on a fall).
    The purchase of the underlying equity is carried out by SG, which allows the client to benefit from a leverage effect (as the client does not purchase the asset). In fact, the client only pays the difference between the spot and the strike price, SG financing the rest.
  - Underlying assets used: shares (single stock), baskets of shares (more unusual), ETFs (sector and/or geographical exposure), indices, *bund* (German state bonds), currency.
  - Maturity: no maturity date ("open end turbo"), maturity fixed at the date of issuance of the warrant ("closed end turbo"), 1 day maturity ("day turbo" offered by ClickOptions).
  - Price: (i) Closed End Turbo: Price = spot – strike + financing margin ((interest + SG margin) x Nominal) – 90% dividends to maturity; (ii) Open End Turbo: Price = spot – strike (but the strike level is adjusted in accordance with the financing margin over the lifetime for the product and every 15 days, the barrier is also adjusted by approximately 5% in order to preserve a relatively constant safety zone); (iii) Day Turbo: Price = spot – strike + premium (the premium or gap of 8/10 bps [basis points] compensates for the absence of any safety zone between the Barrier and the Strike). In actuality, the Strike is equal to the Barrier for these Turbos.
  - Exchange rate taken into account and acknowledgment period in the event of knock-out: in the event of knock-out, SG resells the coverage and gives the client the difference between the strike and the next level.
  - Source of remuneration for SG: margin on financing (costs re-invoiced to the client, increased by a mark-up), margin on dividends (SG receives 100% of all dividends on the underlying assets, but pays only 90% of such dividends to the client); potential gains on the unwinding of the hedge (when the turbo is "knocked", *i.e.* the underlying price reaches the barrier, the Turbo is deactivated and the trader temporarily has a position on the cover); market making spread (the bid/offer offered to the client is greater than the spread crossed by the desk when making its hedge).

- **Arbitrage on competitors' turbo warrants**

In the context of the market's growing volatility, the Turbo desk has in fact identified competitors' products whose price was no longer adapted to market conditions. Arbitration consists of the purchase on D of competitors' call turbos and covering them by the sale of futures contracts. If the market opens at D+1 by showing a fall which deactivates the product, SG registers a profit (the trader can in fact re-purchase his cover with a profit).

<u>Exhibit no. 2:</u> The trader manages to hide his actual P&L, showing an "official" P&L which is very low in comparison.


P&L EUR
2 000 000 000
1 000 000 000
0
-1 000 000 000
-2 000 000 000
-3 000 000 000
-4 000 000 000
-5 000 000 000
-6 000 000 000
01/02/07
01/16/07
01/30/07
02/13/07
02/27/07
03/13/07
03/27/07
04/10/07
04/24/07
05/08/07
05/22/07
06/05/07
06/19/07
07/03/07
07/17/07
07/31/07
08/14/07
08/28/07
09/11/07
09/25/07
10/09/07
10/23/07
11/06/07
11/20/07
12/04/07
12/18/07
01/01/08
01/15/08
01/29/08
Jérôme Kerviel's official P&L
Actual P&L on futures

The P&L profile generated by the fictitious transactions is parallel to that of the fraudulent P&L:


P&L EUR
6 000 000 000
5 000 000 000
4 000 000 000
3 000 000 000
2 000 000 000
1 000 000 000
0
-1 000 000 000
-2 000 000 000
01/02/07
01/16/07
01/30/07
02/13/07
02/27/07
03/13/07
03/27/07
04/10/07
04/24/07
05/08/07
05/22/07
06/05/07
06/19/07
07/03/07
07/17/07
07/31/07
08/14/07
08/28/07
09/11/07
09/25/07
10/09/07
10/23/07
11/06/07
11/20/07
12/04/07
12/18/07
01/01/08
01/15/08
P&L generated by fictitious transactions

Exhibit no. 3: The techniques used by JK in order to hide the fictitious nature of his coverage.

Techniques used in order to disguise the market risk.

Principle	Control bypassed	Financial instruments used	Counterparties used
Transactions combining two characteristics: - a significant level of offset (*i.e.*, the difference between the transaction date and the 30-day order value date) and a cancellation before the value date; - the use of internal counterparties within the SG Group ("CLICKOPTIONS" and "CLICKCLT" of or small scale external counterparties (Bank E) with cancellation before the value date in all cases.	- No settlement or delivery due to the cancellation of the transactions. - No confirmation until 5 days before the value date for transactions with a deferred value date. - No confirmation for internal transactions as these are reviewed in the context of intra-group transactions. - No margin calls with small counterparties that do not have any collateralization agreements.	**FORWARD** (off exchange) on indices (DAX, ST50E, CAC, FTSE)	- CLICKOPTIONS - CLICKCLT - PENDING
		OTC options (off exchange) on DAX_X underlying assets (Call Down and Out)	- CLICKOPTIONS - PENDING
		Equities on semi-organized market (off exchange) with deferred value date on: ALLIANZ_X, SOLARWORLD, NOKS.DE, PORSCHE_X, CONTI_X, DEUTSCHE_BANK_X, BUSINESS-OBJECT, CGYG.DE. *These trades are 93% registered with the counterparties CLICKOPTIONS and PENDING (115 and 31 deals respectively out of the 157 identified).*	- BANK E - CLICKCLT - CLICKOPTIONS - ECHUPO - PENDING
Futures recorded with "PENDING" brokers and then cancelled.	These transactions were detected by FO/BO reconciliation control measures and by gateways ("*passerelles*") which remained inoperable.	**FUTURES on indices**: DAX, ST50E, CAC, FTSE	- PENDING - NULL

Techniques used in order to conceal fixed earnings.

Principle	Control bypassed	Financial instruments used	Counterparties used	Period		Average fictitious P&L over the period (EUR)	Nominal average of fictitious deals over the period (EUR)
Buy and sell transactions over the same quantity of shares or derivatives, at different prices, combining two characteristics: - a significant offset (*i.e.* difference between the transaction date and the 30 day value date) and cancellation before the value date; - use of internal SG group counterparties ("CLICKOPTIONS" or "CLICKCLT" or of small-scale counterparties (Bank E) with cancellation before the value date in all cases. *Example: purchase of 10 million DEUTSCHE BANK shares at EUR 97.77 and sale of these 10 million shares at EUR 89.97 => fictitious negative P&L of EUR 7.8m.*	- No settlement or delivery due to the cancellation of the transactions. - No confirmation until 5 days before the value date for transactions with a deferred value date. - No confirmation for internal transactions as these are reviewed in the context of intra-group transactions. - No margin calls with small counterparties that do not have any collateralization agreements.	**Equity on semi-organized market:** **<u>Shares with deferred start date:</u>** - ALLIANZ_X, - DEUTSCHE_BANK_X, - PORSCHE_X, - QCEG.F, - SOLARWORLD. **<u>Warrants:</u>** - ALLIANZ_X, - SOLARWORLD, - IPYGN.F.	- ECHUPO - PENDING - CLICKOPTIONS - CLICKCLT	12/30/2005	01/17/2006	-180,000	1,024,016
				02/03/2006	07/10/2006	-2,119,748	29,276,233
				07/24/2006	08/09/2006	-648,824	17,811,471
				08/30/2006	09/17/2006	-200,000	8,900,000
				10/02/2006	10/11/2006	-184,000	25,020,320
				10/23/2006	11/26/2006	-1,452,336	24,625,368
				11/30/2006	12/12/2006	-1,818,489	113,417,710
				02/27/2007	03/25/2007	-22,577,407	130,948,963
				04/27/2007	06/28/2007	137,666,448	2,186,296,335
				08/02/2007	12/30/2007	-442,295,715	3,437,552,910
		DAX **FUTURES**	- PENDING	06/29/2006	06/30/2006	-800,000	139,100,000
		DAX and Eurostox **FORWARD**	- BANK E - CLICKOPTIONS	12/31/2007	01/08/2008	-1,487,311,250	40,275,069,375
Provision flow cancelled before the passage of the monthly statement of accounts	- No control over intra-month provision flows.	N/A	N/A	01/10/2008	01/18/2008	-1,485,400,000	N/A
Transactions completed with an external counterparty at an off-market price.	- No control over prices for transactions carried out with external counterparties.	Forward on RATES	PREHEDGE	06/25/07	08/21/07	-3,200,000	N/A

<u>Exhibit no. 4</u>: Timetable of events.

1. Key dates in 2005, 2006 and 2007.

- In 2005, JK was long on ALLIANZ shares. These transactions took place during the second semester.
- In 2006, from mid-March until mid-May, he is short on DAX before returning to zero. Then the actual positions taken on DAX were long in May, June and July. He is short on DAX during the final days of the year.
- From February 14 to February 26, 2007: Jérôme Kerviel is short on DAX (fluctuating between -10,000 and -15,000 buy/sell contracts accumulated since 01/01/07). He unwound his position on February 26.
- From February 27 to March 14, 2007: Trading remained slow on the DAX, the cumulative buy/sell fluctuating around zero.
- From March 15 to July 23, 2007: the trader progressively builds up a very large short position on the DAX (on average, he handles 1,700 contracts per working day during this period), in order to reach a cumulative total of approximately 150,000 contracts over this period, *i.e.* approximately EUR 30 billion.
- From July 24 to August 30, 2007: Jérôme Kerviel unwinds his DAX position to finally reach a cumulative buy/sell close to zero.
- From August 31 to September 10, 2007: The trader is not very active on the DAX.
- From September 11 to November 6, 2007: Jérôme Kerviel is short on the DAX to reach -80,000 futures contracts cumulated during 2007. At the same time, he is short on the STOXX reaching approximately -350,000 contracts.
- From November 7 to December 31, 2007: he unwinds his positions on the DAX and STOXX. He goes short on the STOXX before unwinding his position during the first half of November. At the end of the year, his position is zero.

2. Detailed timetable of the discovery of the fraud in 2008.

- **Monday, December 31, 2007: Presence of 8 forward trades with an internal counterparty.**
  - Jérôme Kerviel possesses 8 forward transactions with an internal counterparty (ClickOption).
  - These transactions do not appear in the daily reporting because of the internal counterparty (zero counterparty risk).

- **Wednesday, January 2, 2008: Launch of change of the internal counterparty for Establishment E.**
  - Transmission failure of Thetys files (GEDS back office) to RISQ/CMC, the daily reporting does not include up-to-date data.
  - At 17:43, Jérôme Kerviel sends the ITS numbers of the 8 transactions to agent 1 (OPER/GED/PNL/REC) and asks her: "*we will put the broker in anticipation of the counterparty conf.*".

- **Thursday, January 3, 2008: Validation of counterparty change.**
  - During the course of this day, the counterparty for the 8 forwards is modified (move from an internal counterparty to Establishment E). The transaction numbers and dates remain the same (*i.e.* before 12/31/2007).
  - At 10:26, Jérôme Kerviel sends his Term Sheet to agent 2 (middle office control OPER/GED/MID/DLM) (this point remains to be investigated).
  - At 11:32, agent 2 sends an email pursuant to the telephone conversation in order to settle the problem of the inversion of direction between the justification and the Eliot entry.
  - At 17:53, the Thetys files were indeed received by RISQ/CMC but the counterparty is still ClickOption.

- **Friday, January 4, 2008: Technical problem at RISQ/CMC.**
  - Transmission failure for daily Thetys files to RISQ/CMC, the daily reporting does not include up-to-date data.
  - At 23:12, receipt by RISQ/CMC of files permitting the Basel II regulatory calculations.

- **Monday, January 7, 2008: First alert at RISQ/CMC dashboard level.**
  - Successful transmission of files generated by Thetys to RISQ/CMC for the daily dashboard. These files do indeed contain the 8 forwards with Bank E as counterparty.
  - RISQ/CMC calculates the daily dashboard position, a very high level of risk appears (CVar) on the Bank E counterparty. The size of the amount involved causes an error to be suspected.

- **Tuesday, January 8, 2008: Request for regularization of the situation by GEDS/DAI/GSD.**
  - The alert is transferred by RISQ/CMC/GAP (application managers) to GEDS/DAI/GSD (agent 3 and agent 4). This alert refers to an unquestionably high underlying asset without giving a value. This will not be verified. Agent 3 asks him for explanations concerning his positions, she obtains the reply "*this materializes the give up of puts made late, I owe money to the counterparty. It will be rebooked asap*". In an interview, she admits not having understood the explanation.
  - At 11:47, the back office file is sent to ACFI for calculation of the Cooke ratio.

- **Wednesday, January 9, 2008: Cancellation of transactions with Bank E and filing of a provision flow ("*flux de provision*").**
  - Agent 4 replaces agent 3 and asks Jérôme Kerviel to regularize the situation at 13:47, then at 19:25.
  - At 19:44, Jérôme Kerviel declares that he has cancelled the transactions and that they will no longer appear. Jérôme Kerviel cancels the 8 transactions and files a "*flux pro*" in order to hide his profits.

- **Thursday, January 10, 2008: GEDS/DAI/GSD and RISQ/CMC acknowledge the end of the problem.**
  - The alert disappears from the RISQ/CMC daily dashboard. Agent 4 confirms to Jérôme Kerviel that the problem has indeed been resolved.
  - At 08:59, RISQ/CMC/ISP (agent 5) receives from GEDS/DEAI/GSD (agent 4) confirmation that the problem has been resolved without any exact explanation ("*The Bank E deals corrected yesterday evening*").
  - From RISQ/CMC's side, the problem has been definitively closed at this date.
  - Extract from the complete [data]base is loaded in Off-Balance Sheet Cooke at ACFI.
  - At around 18:00, a first calculation is launched but fails.

- **From Friday, January 11 to Monday, January 14, 2008: Period during which the regulatory calculations were carried out.**

- **Tuesday, January 15, 2008: First regulatory calculations show a very high Cooke ratio for Bank E.**
  - The ACFI/ACR/ACT cell (agent 6) responsible for the calculation of regulatory capital in the context of the Cooke ratio carried out an initial calculation on the basis of data received on 01/08/08. This calculation shows a result much higher than anticipated in terms of CWA [Cooke Weighted Assets] and RWA [Risk Weighted Assets]. The analysis of these figures shows the 8 transactions with Bank E as counterparty. A connection is made with the calculation carried out in 4C with Basel II. The values are even higher still (approximately double the amount, as Bank E has no IRBA rating).
  - At 15:01, agent 6 contacts agent 3 (GEDS/DEAI/GSD) to ask her for explanations on Jérôme Kerviel's 8 forwards, drawing agent 3's attention to the size of the nominal amounts. Agent 3 replies that the transactions have been cancelled and transfers the emails exchanged with Jérôme Kerviel.
  - At 16:55, agent 6 contacts ACI/ACR/FCO (agent 7) to find out if the 8 forwards should be taken into account.
  - At 17:19, agent 7 asks OPER/GED/PNL/REC (agent 1) if the 8 transactions have indeed been cancelled in the accounts and in the front office as of 12/31/2007.
  - At 17:47, agent 7 asks Jérôme Kerviel if the 8 transactions can be netted. Jérôme Kerviel replies affirmatively at 17:57, with copy to agent 6.
  - At 20:17, agent 6 asks how the transactions have been remodeled. Jérôme Kerviel sends an email at 20:42 in which he states that this models an undue P&L payment, but he does not reply to the question as to how the deals have been remodeled. Not understanding the explanation, agent 6 speaks to agent 8, his manager.
  - At 20:39, agent 8 (ACFI/ACR/ACT/BA2) contacts DEVL/CBR/CAP (email sent to agent 9 and agent 10) on the question of the 8 transactions with Bank E.
  - At 20:42, agent 11 asks agent 12 to verify the assertion of agent 8: "*the trader indicates that FCO had validated the modeling of these deals which poses problems for us re Cooke [ratio] (+EUR3bn on GEDS)*". Indeed, contrary to Jérôme Kerviel's assertions, FCO never validated the montage (agent 12 found no trace, either verbal or written, nor has Jérôme Kerviel produced anything).

- **Wednesday, January 16, 2008: Exchanges between ACFI, OPER and DEVL and first questions to the trader.**
  - At 09:27, email sent to ACFI/NOR (agent 13) in order to have a verbal discussion as, in the context of subsidiarity, ACFI/NOR deals in the first instance with risk management questions coming from SGCIB.
  - At 10:12, ACFI/ACR/ACT/Cooke-Basel 2 (agent 6) forwards to DEBL/CBR/CAP the various exchanges concerning the subject.
  - At 10:26, DEVL/CBR/CAP sends an email to ACFI/ACR/ACT/Cooke-Basel 2 (agent 8) in order to confirm to her that the subject will be dealt with.
  - In the meantime, DEVL/CBR/CAP has called ACFI/ACR/ACT/Cooke-Basel 2 (agent 6) who gave a brief description of the problem.
  - At 10:53, agent 11 (ACFI/ACR/FCO) transfers the emails relating to Jérôme Kerviel's forwards to agent 12.
  - At 11:37, ACFI/ACR/ACT/Cooke-Basel 2 (agent 8) makes a response considering that this is a modeling problem and that FCO would have given its agreement (whereas this is a forged document, *cf.* above).
  - At 11:41, transfer by DEVL/CBR/CAP of previous exchanges to ACFI/NOR (agent 13) in order to share the same level of information but without making any judgment as DEVL/CBR/CAP is still awaiting the conclusions of examinations at an accounting level.
  - At 12:16, agent 1 (OPER/GED/PNL/REC) transfers to agent 7 (ACI/ACR/FCO) the information in her possession concerning the 8 transactions.

- At 13:04, agent 7 transfers the emails on the problem to agent 12, his manager at ACFI/ACR/FCO (agent 7 having a heavy workload at that time, he therefore transfers the matter to him).
- At 13:06, agent 12 writes to OPER/GED/PNL/REC (agent 14 and agent 15) "*we nevertheless have hyper significant values on these deals. Please investigate (knowing that this is making the Cooke [ratio] explode...). We can discuss whenever you like*" (see email 13). At 13:15, agent 14 replies that everything is fine from their point of view and that they will revert to agent 6 as soon as possible (see email 14). Agent 12 received nothing else after this. He himself describes this email as "*an excess of zealousness*" in so far as OPER/GED/MID/DLM had already completed the task of verification.
- At 14:14, agent 11 (ACFI/ACR/FCO) sends an email to Jérôme Kerviel to tell him that agent 12 will be calling him in order to understand the justification of the 8 forwards. He will not call him before the meeting held the next day. He considers in fact that this is not strictly speaking a problem concerning the FCO and gives priority to the verification of documentary evidence.
- At 14:42, agent 12 asks agent 16 (OPER/GED/MID/DLM) to verify the documentation and the controls over the 8 transactions. Agent 16 transfers this request to agent 17 and to agent 18 (OPER/GED/MID/DLM) at 14:59.
- At 15:38, agent 17 sends a reply to agent 16 who takes up the emails exchanged with Jérôme Kerviel, agent 1 and agent 2, with the (false) TS of Bank E. This indicates "*During the booking of these Forwards transactions, the MO Control received the confirmations, the booking being compliant, validation in Tethys took place*". The conclusion states "*After the Cooke ratio had been exceeded, these transactions were cancelled, a new modeling must be defined, but the FO is awaiting the modeling to be adopted from ACFI/NOR*" (see email 15). At 15:41, agent 16 transfers this information to agent 12.
- At 17:10, agent 12, seeking to discover the position of ACFI/NOR (that Jérôme Kerviel is awaiting, according to OPER/GED/MID/DLM), contacts agent 19 (ACFI/NOR). Agent 19 is at home and replies via her Blackberry at 18:08.
- At 18:45, further to email exchanges with agent 12 and agent 20 (ACFI/NOR under the responsibility of agent 19), the decision is made to refer to agent 13 (specialized in questions of risk management standards, while agent 19 and his team are specialized in accounting standards).
- At 18:52, agent 13 replies that she has had a return from agent 8 on this subject. She contacted Jérôme Kerviel several times during the course of the day (by telephone), without managing to understand his explanations.
- At 19:11, agent 12 decides that a meeting must be organized "*very urgently tomorrow*".

- **Thursday, January 17, 2008: Meeting between ACFI and the trader, then between ACFI and DEVL.**
  - At 11:26, the meeting is finally set for 16:30 to 17:30 with the participation of: Jérôme Kerviel, agent 12 (ACFI/ACR/FCO), agent 13 (ACFI/NOR), agent 19 (ACFI/NOR), agent 20 (ACFI/NOR), agent 6 (ACFI/ACR/ACT/COK), (in the end, agent 8 (ACFI/ACR/ACT/COK) was not present).
  - The meeting took place at 16:30 (exact time to be confirmed). Jérôme Kerviel having learnt that the problem with Bank E came from the absence of a framework agreement, declares that his true counterparty is Bank C, which brings the Cooke ratio down to approximately EUR 390 million. It is decided that ACFI should approach DEVL/CBR. A note exists summarizing the principal points of this meeting.
  - At 17:30, during a meeting with ACFI/NOR on another subject, DEVL/CBR/CAP (agent 21) is informed of the problem of the weighting of the 8 forward contracts with Bank E and questioned on the particular points that ACFI/NOR (agent 19) should raise during the ad hoc meeting scheduled for that evening. DEVL/CBR/CAP (agent 21) asks for verification of certain points.

- At 18:30, agent 13 (ACFI/NOR) and agent 21 (DEVL/CBR/CAP) call Jérôme Kerviel in order to obtain additional information. They ask him to submit to ACFI/NOR legally valid documentary evidence (signed contract) or any other formal document reviewed and validated by SEGL/JUR.
- At 19:31, agent 21 (DEVL/CBR/CAP) sends an email to agent 10 (DEVL/CBR/CAP) in order to debrief on the discussion with agent 13 and Jérôme Kerviel. It is in particular stated that ACFI/NOR (with OPER and SEGL/JUR) must ensure that the legal formalities permitting the netting of cash flows are respected.

▪ **Friday, January 18, 2008: Problem reaches GEDS and in-depth questioning prior to the discovery.**
  - In the morning, agent 22 and agent 13 call agent 23 (GEDS/DAI/TRD/INC) and agent 24 (ACFI/GED) to warn them of the Cooke ratio problems on GEDS due to the 8 forwards. This call was not part of a standard procedure but, during the period of account closure, this was usual. Two points surprise agent 23, the high nominal value and the fact that this concerns a broker.
  - At 11:40, agent 23 confirms the amounts mentioned during the telephone conversation and states that he will see what he can do.
  - He asks agent 3 (GEDS/DAI/GSD) if she has any information. Agent 3 transfers the email exchanges on the daily reporting alert of the 7th to the 9th and states that the transactions have been cancelled.
  - Agent 23, not really understanding what has happened, goes directly to see Jérôme Kerviel. As the explanations are unclear, he insists further and agent 25 (GEDS/DAI/TRD/EFI/FRA) joins them. Jérôme Kerviel declares that his actual counterparty is Bank C.
  - At 12:59, Jérôme Kerviel sends the (false) justification of Bank C, further to the request made by agent 23.
  - Agent 23, agent 26 and agent 25 sum up the matter. The subject is judged to be very important and a meeting is organized for the evening.
  - At 17:36, agent 23 transfers the replies from SEGL/JUR on the options for carrying out a netting (see email 16).
  - At the end of the day, a meeting takes place with agent 26, agent 25, agent 27 (GEDS/DAI/TRD/DTO), agent 28 (OPER/GED) and agent 23.
  - Agent 27 takes charge of the case and suggests calling the contact at Bank C on Saturday (he knows him personally). This allows the discovery that the transaction is fictitious to be made.
  - During the day, Jérôme Kerviel enters the transactions into Eliot, repeating the same characteristics used for the 8 previous forwards, but with Bank C as counterparty. Indeed, 6 forwards are redirected to Bank C and 2 towards "Pending". These transactions have numbers which are different from those of the previous forwards.

<u>Exhibit no. 5</u>: JK appears to have used forged emails on seven occasions.

The emails listed below have been examined:

- *verifying that they concerned fictitious transactions or transactions made under conditions other than those indicated in the emails;*
- *verifying through the ZANTAZ application (email archiving) that JK did not receive any message from the sender indicated on such dates;*
- *identifying possible anomalies in the emails (modified signature as compared with other emails from the same sender).*

Sender	Bank	Date of forged email	Subject of forged email	Forwarded to	Date of forwarded email	Message found via ZANTAZ?	Identification of anomalies in the message?	Message related to a transaction now identified as fictitious?
Counterparty 1	Bank A	04/12/07	Turbo&Short price Certificates Tomorrow before 13:00	Agent 29	05/11/07	No	No	Yes
Counterparty 2	Bank B	04/30/07	Problems on Settlement on knocked products March and April Italian market	Agent 29	05/16/07	No	No	-
Counterparty 3	Bank C	06/15/07	Trade details DAX Future Roll Over	Agent 4	07/19/06	No	Yes	-
Counterparty 3	Bank C	06/15/07	Trade details DAX Forward Roll Over	Agent 29	07/06/07	No	Yes	Yes
Counterparty 4	Bank D	06/28/07	CDO Trade Details confirmation	Agent 29	07/12/07	No	Yes	-
Counterparty 5	Bank E	01/17/08	Trade Details	Agent 23	01/18/08	No	No	Yes
Counterparty 3	Bank C	01/18/08	Trade Details	Agent 23	01/18/08	No	Yes	Yes

Exhibit no. 6: Supervisors did not systematical extend their controls beyond what was called for by procedures.

Control	Department	Number of alerts identified in the context of JK[7]	Description of the detected alert[8]	Why did the control not allow the fraud to be detected?
Control of input (deals, flux)	OPER/GED/MID/DLM	6 alerts between 01/2007 and 01/2008	*January 07 / Agent 2*: characteristics input in ELIOT for two transactions are not consistent with pre-confirmation sent.	Procedures were followed but no initiative was taken to verify the truth of JK's assertions or to transmit the information to immediate superiors (actions not explicitly called for by procedures).
			May 07 / Agent 30: OPER detected a transaction with a maturity date appointed Saturday.	
			July 07 / Agent 31: no pre-confirmation was received for one of the transactions recorded by JK.	
			October 07 / Agent 31: variations were detected in the balance of Delta basket cash.	
			October 07 / Agent 31: variations were detected in the balance of Delta basket cash.	
			January 08 / Agent 32: OPER identified a counterparty error between the portfolio and the GOP input.	

[7] The number shown in the table corresponds to alerts identified by the General Inspection department on 02/15/08.

[8] The date indicated in the table corresponds to the date of the first email sent on the subject.

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Front-back spreads / buffer banks	OPER/GED/MID/DLM	11 alerts between 01/2007 and 10/2007	*January 07 / Agent 33*: trades presenting a pending counterparty.	Procedures were followed by middle office but no initiative was taken to verify the truth of JK's assertions or to transmit the information to immediate superiors (actions not explicitly called for by procedures).
			January 07 / Agent 33: six pending transactions were detected in ELIOT.	
			February 07 / Agent 33: six pending transactions were detected in ELIOT.	
			February 07 / Agent 33: four pending transactions were detected in ELIOT.	
			March 07 / Agent 33: test transactions were integrated into ELIOT on Stock Futures.	
			April 07 / Agent 33: ten pending transactions were detected in ELIOT.	
			June 07 / Agent 34: the name of the broker was not given for a GOP 2A trade.	
			July 07 / Agent 34: the name of the broker was not given for a GOP 2A trade.	
			July 07 / Agent 34: the name of the broker was not given.	
			October 07 / Agent 33: futures transactions appear in the buffer bank with a pending counterparty.	
			October 07 / Agent 34: the name of the broker was not given for a trade.	

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Gateways	OPER/GED/ PNL/REC/ ACFI/ACR/ FCO	13 alerts between 03/2007 and 10/2007	*March 07 / Agent 29*: THETYS produced a high level of GOP 2A account flow due to four high nominal value transactions (GBP 1072m).	Procedures were followed but no initiative was taken to verify the truth of JK's assertions and of the corrections suggested by him, even when these lacked probability. The next level of superiors failed to react when notified.
			April 07 / Agent 35: a residual front-accounting spread of EUR 95m was caused by 3 DAX futures indexes with a pending counterparty for EUR 88m and by a forward recorded against CLICKOPTIONS for EUR 6m.	
			April 07 / Agent 7: following the alert listed above by OPER/GED/PNL, several email exchanges and a request for proof to the front office. An alert was also issued at the meeting of the accounts committee on the use of fictitious futures and forwards justified by *knocked* warrants.	
			May 07 / Agent 29 and agent 35: a price spread appears for warrants that would be knocked at the end of April.	
			May 07 / Agent 29: the gap in method at the closing date of April 07 is for – EUR 8m on a single future.	
			May 07 / Agent 29: OPER reiterated the problems encountered with knocked warrants in March and April.	
			May 07 / Agent 7: relevant questions to the middle office on the anomaly caused by knocked warrants	
			June 07 / Agent 35: ACFI identifies a large rise in gap in method on the 2A for the May closing of indexed futures.	
			June 07 / Agent 12: alert in the gateway update and request for explanation by email to the trader on the above-mentioned gap in method concerning 74,000 DAX contracts.	
			July 07 / Agent 29: two transactions are booked with fictional counterparties (PRE HEDGE and PRO EXCEPT) for a nominal value of EUR 7 billion.	
			July 07 / Agent 29: identification of the booking of a transaction before portfolio historization then cancellation after historization and before release in the back office applications which in the absence of input of a new deal can allow falsified results.	
			August 07 / Agent 1: lack of confirmation of the client on deals booked in ELIOT, then ultimately cancelled.	
			October 07 / Agent 1: freeze on flow over EUR 1 billion in SAFE on the 2A.	

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
GMI / clearer Reconciliation	OPER/GED/ BAC/LIS	1 alert in 02/2007	*February 07 / Agent 36*: a GMI / clearer discrepancy was revealed on a GOP 2A trade with Fimat Frankfurt.	Focused on its task of resolving discrepancies, the back office contented itself with an email from the operations middle office indicating that the trade would be cancelled.
Settlement / delivery	OPER/GED/ BAC/OTC	3 alerts between 06/2007 and 08/2007	*June 07 / Agent 37*: a discrepancy of EUR 1.4m is observed on several OTC options during reconciliation with CLICKOPTIONS.	Focused on its task of balancing discrepancies, the back office contented itself with regularization of discrepancies by the operations middle office without proof or did not cast a critical eye on the prompt explanations that it was given.
			July 07 / Agent 37: a discrepancy of EUR 36m is observed on one OTC option during reconciliation with CLICKOPTIONS.	
			August 07 / Agent 37: a discrepancy of EUR 3.6m is raised on 2 OTC options during reconciliation with CLICKOPTIONS.	
	OPER/GED/ BAC/LIS	1 alert in 06/2006	*June 06 / Agent 38*: seven trades for the purchase or sale of shares with CLICKOPTIONS are abnormally lowered in EOLE and are thus rejected by the *back office* who asks the operations middle office to take care of these anomalies.	
Monitoring of commissions paid to brokers	GEDS/DAI/ TRD/DTO	1 alert in 12/2007	*December 07 / J. Kerviel*: the trader asks OPER/GED/MID/TRS for explanations on the high amount of commissions (EUR 1.2m) that appear in his CPM.	OPER is surprised at the level of fees indicated in view of the trend of the beginning of the year but focuses on the task given to it by procedures (to verify that sums cited in the CPM correspond in fact to invoices) and does not take the initiative to transmit information to immediate superiors.

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Intra-group reconciliation	ACFI/ACR/ ACT/CNS	5 alerts between 12/2006 and 06/2007	*December 2006 / Agent 39*: a EUR 4m discrepancy in earnings is created by two options on the GOP 2A between SGPM and CLICKOPTIONS.	ACFI/ACR/ACT correctly turned to OPER, as procedures dictated, to obtain an explanation of these discrepancies, which was justified to them by an error in counterparty. However, ACFI/ACR/ACT did not take the initiative to transmit information to immediate superiors, even when the amounts were high.
			March 2007 / Agent 40: a EUR discrepancy in earnings is created by *forwards* on the GOP 2A between SGPM and CLICKOPTIONS.	
			April 2007 / Agent 40: a EUR 242m discrepancy in earnings is created by *forwards* on the GOP 2A between SGPM and CLICKOPTIONS.	
			May 2007 / Agent 40: two discrepancies in earnings of EUR 1.1 billion and EUR 0.5 billion are created by forwards and options, respectively, on the GOP 2A between SGPM and CLICKOPTIONS.	
			June 2007 / Agent 40: two discrepancies in earnings of EUR 0.8 billion each are created by forwards and options on the GOP 2A between SGPM and CLICKOPTIONS.	

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Analytical accounting review	ACFI/ACR/ ACT	7 alerts between 01/2007 and 11/2007	*January 2007 / Agent 41*: a substantial variation in a balance sheet account (EUR 1.2 billion) and in an off-balance sheet account (EUR 17 billion) was observed on the GOP 2A.	The analytical accounting review consists simply of verification by OPER/GED/PNL that the accounting balances are properly explained by management data.
			March 2007 / Agent 41: substantial variations were observed in balances on six balance sheet accounts (EUR 13 billion) and on two off-balance sheet accounts (EUR 53 billion) on the GOP 2A.	
			April 2007 / Agent 41: a significant variation in balances on two balance sheet accounts (EUR 50 billion) was observed on the GOP 2A.	
			June 2007 / Agent 41: substantial variations in two balance sheet accounts (EUR 6 billion) and significant positions on two off-balance sheet accounts (EUR -25 and 15 billion) were reported on the GOP 2A.	
			September 2007 / Agent 41: substantial variations were observed in the balances in two balance sheet account (EUR 16 billion) and on two off-balance sheet accounts (EUR 32 billion) on the GOP 2A.	
			October 2007 / Agent 41: a substantial variation in two balance sheet accounts (EUR 8 billion) and on two off-balance sheet accounts (EUR 53 billion) were reported on the GOP 2A.	
			November 2007 / Agent 42: a significant variation on the balance sheet accounts (EUR 5 billion) was observed on the GOP 2A.	

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Monitoring of counterparty risk	RISQ/CMC/ GEDS/DAI/ GSD	2 alerts: 1 in 07/2007, 1 in 01/2008	*July 07 / Agent 3, Agent 4 and Agent 5*: an exceeding of the limits of CVAR is identified on Bank C (transaction by JK consumes USD 760m of the USD 1,230m limit on this counterparty).	RISQ/CMC fulfilled its duty to the letter by transmitting the alert. GEDS/GSD did not seek to understand the explanation given by JK.
			January 08 / Agent 3, Agent 4 and Agent 5: a highly elevated counterparty risk (EUR 2.3 billion of CVAR) is identified on the counterparty Bank E.	
Monitoring of Cooke weighted average (CWA)	ACFI/ACR/ ACT/COK	1 alert in 01/2008	*January 2007 / Agent 6*: alert and investigation following 8 transactions on forwards with counterparty Bank E creating a CWA of EUR 3 billion – exchange of emails and meeting with the trader.	**The alert allowed the detection of the fraud.**

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
Monitoring of market risks	RISQ/RDM/ EQY	24 alerts between 07/2006 and 09/2007	*July 06 / Agent 43*: notification of a delta margin ("*repli*") limit exceeded by EUR 4m.	RISQ/RDM/EQY attribute the cause of the anomalies to recurring problems in recording transactions in computer systems. They settle for notifying JK and his immediate superiors of the exceeding of the limit and to verify its resorption.
			December 06 / Agent 44: a delta of EUR -11m is transferred onto the ZFL_SPX portfolio.	
			December 06 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			January 07 / Agent 46: the margin limit is exceeded by EUR 32m.	
			January 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			April 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			June 07 / Agent 45: an exceeding of the limit of EUR 23m is noted.	
			June 07 / Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			July 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			July 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			August 07 / Agent 47: a EUR -8m sudden increase in stress test risk is identified on the ZFL_ DAX portfolio.	
			August 07 / Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			August 07 / Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			August 07 / Agent 47: a EUR 0.5m sudden increase in stress test risk is identified on the ZFL_ DAX portfolio.	
			August 07 / Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			August 07 / Agent 47: the department identifies sudden increase in stress test risk of -35m EUR on the ZFL_DAX and of EUR 7.7m on the ZFI_DECADE.	
			August 07 / Agent 45: RISQ/RDM sends a list of portfolios for which delta must be validated.	

Control	Department	Number of alerts identified in the context of JK	Description of the detected alert	Why did the control not allow the fraud to be detected?
			August 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			August 07 / Agent 47: a sudden increase in stress test risk of EUR -34m is identified on the ZFL_DAX.	
			September 07 / Agent 44: identification of a margin limit exceeded by EUR 3.6m.	
			September 07 / Agent 48: the global stress test consumption is EUR-46m on Delta One, of which EUR -28m is on the DELTA-ONE SA2.	
			September 07 / Agent 48: RISQ/RDM observes a EUR +5.2m reduction of risk on the ZDE_DECADE.	
			September 07 / Agent 44: RISQ/RDM sends a list of portfolios for which delta must be validated.	
			September 07 / Agent 48: the Delta One desk exceeds its stress test limit, essentially due to the variations observed on two portfolios (JK_STRAT and ZFL_MINISX5E).	

SOCIETE GENERALE

Press Release

Paris, 13 February 2008

Société Générale finalises acquisition of majority stake in Rosbank

Société Générale announced the closing of the Rosbank operation today, in line with the announcement made on 20 December 2007. Société Générale now holds 50 % + 1 share, making it the majority shareholder of Rosbank, and will launch a mandatory offer to minority shareholders as per Russian law.

"Firstly, I would like to welcome all Rosbank employees and those of its subsidiaries to the Société Générale Group," announced Daniel Bouton, CEO of Société Générale Group. He added, "We are very pleased with this strategic acquisition in a banking market supported by a dynamic economy, the eighth largest economic power in the world with some 142 million inhabitants. We would like to lead an ambitious and focused expansion strategy to capitalise on opportunities in the local banking market, and we hope to maintain lasting cooperation with our Russian partners who have supported the successful development of Rosbank."

With 600 branches, Rosbank is the largest privately-owned retail banking network in Russia, with 3 million private customers and 60,000 small and medium enterprise customers. It also has a strong position in the commercial banking sector, with a portfolio of around 7,000 large companies. Its network covers the entire Russian territory, including 90% of towns with more than 500,000 inhabitants, and is particularly well implanted in fast growing regions like Siberia and the Russian Far East.

Since 2004, Rosbank has experienced annual growth of around 40 % in outstanding loans. Société Générale hopes to continue this rapid growth over the coming years, based on the development of retail banking activities and the expansion of its branch network, as well as its strong commercial banking franchise.

This acquisition makes Société Générale one of Russia's leading banks. Société Générale is already present on the market in retail banking and financial services to private customers (BSGV, Delta Credit and Rusfinance) with around 10,000 employees and nearly 1.5 million customers, and in Corporate and Investment Banking activities.

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Public Limited Company with capital of
EUR 583,270,841.25
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the leading financial service groups in the euro area. With 120,000 people around the world, its activity is based around three major businesses:

- Retail networks and Financial Services which account for 24.6 million private customers in France and abroad.
- Assets management and Investor Services, areas in which the Group is one of the leading banks of the euro area, with €2,585 billion, with some €450.1 billion under management at the end of September 2007.
- Finance and Investment, Société Générale Corporate & Investment Banking is ranked as one of the long-term European and World leaders in the euro capital market, derivatives, and structured financing.

Société Générale is one of the five major international players of sustainable development.

www.socgen.com

SOCIETE GENERALE
Securities Services

UniCredit Group

Press release

Paris, 12 February, 2008

Société Générale to acquire the former Capitalia securities services business from UniCredit.

Société Générale and UniCredit have announced that, consistent with their previous transactions in the securities services sector, UniCredit has entered into an agreement with Société Générale for the sale and outsourcing of the former Capitalia Group's clearing, custody, depositary bank and fund administration businesses to Société Générale Securities Services (SGSS). The securities services business bought by SGSS represents assets under custody of €102 billion and assets under administration in Italy and in Luxembourg of respectively €22 billion and €5 billion.

As part of the transaction, SGSS will also become the exclusive provider in Italy of securities services to the relevant businesses in the former Capitalia Group. This falls within the framework of the existing outsourcing agreement between UniCredit and SGSS, which was established following the sale of 2S Banca (now SGSS Spa) to Société Générale in 2006.

Following this latest acquisition, SGSS will have close to €2,720 billion in assets under custody and approximately €480 billion in assets under administration, thus significantly consolidating its position among the three largest European global custodians.

With the sale of the former Capitalia securities services activities to SGSS, the UniCredit Group continues to focus on rationalising its back-office operations and optimising its costs, whilst at the same time enhancing customer service.

Completion of the transaction is expected by the end of March 2008.

Bear Stearns acted as financial advisor to the UniCredit Group, with Lehman Brothers as co-advisor, whilst Studio Legale Grimaldi e Associati was legal advisor. Société Générale is being advised principally by Rothschild, with Norton Rose as legal advisor.

SOCIETE GENERALE
GIMS
SERVICE DE PRESSE

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax : +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale
Securities Services
Valérie SINIAMIN-FINN
Service Communication
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services offers a full range of securities services in:

- Clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 8th worldwide custodian (source: *globalcustody.net*) with €2,585 billion* in assets under custody. Société Générale Securities Services provides custody & trustee services for 2,866 funds* and the valuation of 4,479 funds* representing assets under administration of around €399 billion*. Société Générale Securities Services ranks among the European leaders in stock option management, serving nearly 400,000 beneficiaries.

Société Générale Securities Services employs close to 5,500 people and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the three key businesses of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking) and on-line brokerage (Boursorama).

www.sg-securities-services.com
*at end September 2007

UniCredit Group
With a current market capitalization of approximately €70 billion (1 Feb 2008), ranking among the top financial groups in Europe, the UniCredit Group is present in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (proforma) as at 30 June 2007.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

SOCIETE GENERALE
Corporate & Investment Banking

Press release

Paris, February 5, 2008

Société Générale Corporate & Investment Banking announces appointments in its Global Equities and Derivatives Solutions Division

Société Générale Corporate & Investment Banking announces the following appointments in the management of its Global Equities and Derivatives Solutions division, effective February 1st, 2008.

Sofiène Haj-Taieb, in addition to being in charge of Financial Engineering, including Lyxor, is appointed Deputy to Christophe Mianné, Head of Global Equities and Derivatives Solutions.

Nicolas Miara-Godet is appointed Global Head of Equity Derivatives Sales.

Daniel Fields is appointed Global Head of Trading for the Global Equities and Derivatives Solutions division, with **Richard Quessette** as his deputy. Richard will also remain in charge of Exotic Trading.

Patrick Legland remains Head of Cash Equity and Research.

Press contact:

Ronald Oman +33 1 58 98 21 91
ronald.oman@sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Astrid Brunini
Tel: + 33 1 42 13 68 71
astrid.brunini@sgcib.com

Antoine Lheritier
Tel : + 33 1 42 13 68 99
antoine.lheritier@sgcib.com

Emmanuelle Renaudat
Tel: +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, September 2007) and under management (EUR 450,1 billion, September 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- Derivatives. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE

Press Release

Paris, 03 February 2008

A summary of Société Générale's position in the "Sentier 2" affair

The opening hearing of the "Sentier 2" affair is taking place in Paris on February 4th. 148 natural persons and four banks are appearing at the Criminal Court, for money laundering. The hearings concerning Société Générale will take place on 28th and 29th may. The events relevant to Société Générale on which this trial is based occurred between 1998 and 2001.

Société Générale, its Chairman and three bank officers have been summoned to appear at the Criminal Court by the investigating magistrate even though the public prosecutor in his summing-up on July 4th, 2006 specifically called for the case against them to be dismissed.

The affair concerns Société Générale's role in the network of cheques used by money-laundering networks and which were uncovered during the 'Sentier 1' affair when Société Générale, which joined the public prosecutor's office as an injured party, fell victim of fraud carried out by organized gangs in Paris' Sentier textile district.

Like other banks operating in France, Société Générale is now appearing at the Criminal Court, either because Société Générale paid these cheques between 1998 and 2001, or because the Group presented them for collection to other French banks on behalf of a foreign bank (correspondent banking).

Société Générale would like to restate its position in this affair:

- The bank has always rigorously complied with its legal obligations and market standards recognised by the supervisory authorities with regard to processing cheques. As such, its behaviour is identical to the other large French and international banks.

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistante : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Limited company with a capital of EUR 583.228.241
552 120 222 RCS PARIS

- The fact that Société Générale did not systematically control the processed cheques and did not detect and refuse cheques which were considered to be fraudulent does cannot constitute a charge against the bank. At that time, there were no legal or regulatory obligations to check cheques as part of the fight against money laundering. Such controls by banks were only enacted in April 2002.
- The information at the bank's disposal did not allow it to detect most of the cheques that the investigating magistrate has qualified as fraudulent, nor *a fortiori* to identify the money-laundering networks using the cheques or the alleged money launderers. At no time did the investigators or the regulatory authorities provide any of such information, nor did they ask the bank to put in place any specific control procedures.
- Neither the bank, nor its employees have knowingly participated in any money-laundering transaction.

Supplementary data
- *The history of the "Sentier" affair*
- *Banking glossary*

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves 24,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sept 2007) and under management (EUR 450,1 billion, Sept 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.
- Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

Appendix 1: the history of the "Sentier" affair

Sentier 1 (a case of fraud in which Société Générale was one of the victims)

1997	Several banks, including Société Générale, file a complaint for fraud against store owners in Paris' Sentier district.
January 28th 2002	The Paris Criminal Court delivers prison sentences or suspended sentences to 88 of the 124 defendants, and pronounces 36 acquittals. The Paris Appeal Court confirmed 85 of these sentences in October 2004. The banks which were victims of the fraud, including Société Générale, are awarded compensation.

This first affair, called "Sentier 1" brought to light a second affair, called "Sentier 2", concerning money laundering.

Sentier 2 (a money-laundering affair in which Société Générale and some of its employees are among the banks and natural persons are under accusation).

Between 1999 and 2002:	Seven banks as well as several of their senior managers, former senior managers and executives are indicted for money laundering.
Dec. 2001 / Jan. 2002:	Société Générale employees and managers are indicted for aggravated money laundering.
March 12th 2002:	Société Générale is indicted for aggravated money laundering.
October 2nd 2003:	The investigating magistrate refers Société Générale, its CEO, Deputy CEO and six executives to appear before the Criminal Court.
October 7th 2003:	The State prosecutor requests that referral against Société Générale and its representatives is overturned for non-respect of criminal procedural time limits by the investigating magistrate.
June 18th 2004:	The investigating chamber of the Paris court of appeal overturns the referral in accordance with the request by the Prosecutor's office.
	The case is given to a new investigating magistrate.
July 4th 2006:	The State prosecutor demands an acquittal for Société Générale, its Chairman, other managers and executives who have been summoned to appear before the Paris Criminal Court.
July 20th 2006:	The investigating magistrate refers Société Générale, its CEO and three executives to appear before the Paris Criminal Court. The other employees and manager are acquitted.

Appendix 2: banking glossary

<u>Money laundering</u>
Definition under Article 324-1 of the French Penal Code (extracts):

> *"Money laundering is facilitating by any means the false justification of the origin of the property or income of the perpetrator of a felony or misdemeanour which has brought him a direct or indirect benefit.*
> *Money laundering also comprises assistance in investing, concealing or converting the direct or indirect products of a felony or misdemeanour.."*

<u>Aggravated money laundering:</u>

Definition under Article 324-2 1° of the French Penal Code (extracts):

> Money laundering is considered to be "aggravated" *"where it was committed habitually or by using the facilities offered by the exercise of a professional activity."*

<u>Cheque:</u>
A cheque is a standardised means of payment which an accountholder (the issuer of the cheque) uses to gives his banker the order to pay the beneficiary of the cheque the sum written upon it.

<u>Correspondent banking:</u>

- The correspondent banking system enables foreign banks to make cross-border payments. This is a paid service.
- A correspondent bank is an **intermediary** that enables a customer foreign bank to forward payment orders received from its own customers to beneficiary banks with which it is not in direct contact, since it does not have an account with them, or is not a participant in the clearing systems that allow it to reach them.
- This principle, valid for transfers, also applies to the collection of cheques, commercial paper or direct debits that require access to a specific clearing house or exchange centre.
  The collection of cheques drawn on a French bank is therefore one of the services rendered by correspondent banks. In practice, a foreign bank presenting a cheque drawn on a French bank, forwards it to a French financial institution which is its correspondent. The latter is responsible for presenting the cheque for payment.
- As a result, close to three million cheques and travellers cheques were processed by Société Générale in 2002 for all foreign banks and 3.4 million cheques and travellers cheques in 2007 for all its customer banks.
- Note that only the purely formal elements of a cheque are known to the correspondent bank. All cheques processed by Société Générale are subjected to individual verification of the form of the cheque.
- The correspondent bank acts as an intermediary between the drawer's bank (the drawee) and the beneficiary's bank. The foreign beneficiary's bank which presents the cheque for payment exclusively and solely knows the correspondent bank. Neither the drawer (known solely by its bank) nor the beneficiary are known to the correspondent bank. Fight against money laundering is based on the "know your customer" principle and the sole client of the correspondent bank is the beneficiary's bank. This beneficiary's bank has also the same anti-money laundering obligations. Nonetheless, apart from verifying the form of a cheque, Société Générale also makes the verifications specified by CRBF (Banking and Financial Regulation Committee) Regulation 2002-01 covering the endorsements and any intellectual anomalies of certain cheques, according to the country of the customer bank which remitted these cheques for collection.

<u>Endorsement:</u>
An operation whereby a person (the endorser) transmits the ownership of an instrument to another person (the endorsee) by writing the name and address of the beneficiary on the back and adding the signature of the endorser. A bill of exchange, for example, can be endorsed. An instrument to

order is transmitted by adding a mention and the holder's signature to the back of the instrument.

<u>Drawee:</u>
A person that is ordered to pay a designated sum to a person according to the terms of a draft or a cheque.
In the case of a cheque, the drawee is the bank from which the cheque is issued.

<u>Drawer:</u>
A party instructing the drawee to pay someone else by writing or drawing a cheque or a draft.

END